
02057298


RECD S.E.C.
SEP 1 8 2002
1086

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2002

GRUPO FINANCIERO GALICIA S.A.
Galicia Financial Group S.A.
(Translation of registrant's name into English)

Tte. Gral. Juan D. Perón 456
(1038) Buenos Aires, Argentina
(Address of principal executive offices)

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Document
September 2002	Audited financial statements of the Registrant for its fiscal year ended December 31, 2001 and related audit opinion of PricewaterhouseCoopers, dated September 10, 2002, issued in accordance with auditing standards generally accepted in Argentina and the United States.	1

(1)

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Chairman and Directors of
Grupo Financiero Galicia S.A.

We have audited the consolidated balance sheets of Grupo Financiero Galicia S.A. and subsidiaries at December 31, 2001 and 2000 and of Banco de Galicia y Buenos Aires S.A. and subsidiaries at June 30, 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 2001, for the six-month period ended December 31, 2000 and for each of the two years in the period ended June 30, 2000, as well as their accompanying notes 1 to 40. These consolidated financial statements and notes are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements.

We conducted our audits in accordance with auditing standards generally accepted in both Argentina and the United States and performed the auditing procedures required by the Banco Central de la República Argentina (the "Argentine Central Bank"). Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 2, the accompanying consolidated financial statements have been prepared in accordance with accounting rules prescribed by the Argentine Central Bank, which differ in certain respects from, and is a comprehensive basis of accounting other than, Argentine generally accepted accounting principles applicable to enterprises in general.

The accompanying financial statement notes do not include any financial information as of or for the period ending December 31, 2001 presented or prepared in accordance with Generally Accepted Accounting Principles applicable in the United States of America (US GAAP). The presentation of the financial statements and notes thereto are presented in accordance with Argentine Central Bank rules that differ in certain material respects from US GAAP and from disclosure requirements of the Securities and Exchange Commission. A description of these differences applicable for the six months ended December 31, 2000 and for the years ending June30, 2000 and 1999 are included in notes 24, 27, 31, 37 and 39 to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and subsidiaries at December 31, 2001 and 2000, and the results of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2001 and for the six-month period ended December 31, 2000 and the financial position of Banco de Galicia y Buenos Aires S.A. and subsidiaries at June 30, 2000, and the results of their operations, changes in shareholders' equity and cash flows for each of the two fiscal years ended June 30, 2000, in conformity with rules prescribed by the Argentine Central Bank.

The accompanying consolidated financial statements as of December 31, 2001 have been prepared assuming that Grupo Financiero Galicia S.A. will continue as a going concern. As mentioned in note 1 to the accompanying consolidated financial statements, the country of Argentina has been subject to a financial and economic crisis that caused significant measures to be taken by the Argentine Government beginning at the end of 2001 and continuing into 2002. Many of the measures adopted by the Argentine Government significantly affected the liquidity, solvency and profitability of the financial system as a whole and has adversely affected other businesses and individuals in Argentina. The Argentine Government and Central Bank have adopted additional measures designed to moderate such effects while fostering a restructuring of the financial system and attempting to stay the economic downturn. Current regulations of the Argentine Government and Central Bank are being interpreted and implemented and further regulations are being considered. In addition, the Company's most significant subsidiary (Banco de Galicia y Buenos Aires S.A., "the Bank"), comprising approximately 99.3% of the Company's total assets, has filed and received approval from the Argentine Central Bank, of a restructuring and rehabilitation plan, which call for among other things, certain restructuring on external debt and an increase in capital. It is uncertain whether the restructuring of the financial system as a whole, the other measures designed to stay the economic downturn and the Bank's rehabilitation and restructuring plan will be successful enough to allow the Company to continue its operations and meet its solvency and liquidity ratios required by the Argentine Central Bank. This situation and the financial outcome of the uncertainties and its possible impact on the recoverability of the Company's assets and the settlement of the Company's liabilities give rise to a substantial doubt that the Company can continue as a going concern. The consolidated financial statements as of December 31, 2001 do not include any adjustment that might reflect the outcome of these uncertainties.

PricewaterhouseCoopers

Buenos Aires, Argentina
September 10, 2002.

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2001 and 2000 and June 30, 2000

(Expressed in thousands of Argentine pesos)

	Grupo Galicia		Banco Galicia
	December 31,		June 30,
	2001	2000	2000
ASSETS			
A. Cash and due from banks			
Cash	Ps. 242,365	Ps. 356,777	Ps. 285,018
Banks and correspondents	274,268	263,132	338,514
Other	668	161	1,884
	517,301	620,070	625,416
B. Government and corporate securities			
Holdings of investment account securities	-	4,581	98,769
Holdings of trading securities	58,538	72,233	311,924
Unlisted government securities	65,593	545	624
Investments in listed corporate securities	5,894	5,972	8,034
Allowances	(116)	(116)	(116)
	129,909	83,215	419,235
C. Loans			
To the non-financial government sector	3,974,437	2,615,335	2,503,694
To the financial sector	86,607	508,924	361,223
To the non-financial private sector and residents abroad	5,540,870	6,387,676	6,723,654
Overdrafts	368,076	439,336	790,950
Notes	1,764,903	2,245,759	2,454,674
Mortgage loans	1,496,852	1,590,485	1,357,814
Pledge loans	382,069	397,457	389,647
Consumer loans	264,753	368,548	330,364
Credit card loans	851,052	756,610	655,753
Others	260,182	476,576	639,125
Accrued Interest and quotation differences Receivable	177,958	160,395	142,272
Document interest	(24,974)	(44,001)	(36,945)
Unallocated collections	(1)	(3,489)	
Allowances	(476,651)	(270,495)	(261,799)
	9,125,263	9,241,440	9,326,772
D. Other receivables resulting from financial brokerage			
Argentine Central Bank	61,102	2,712,765	2,157,744
Amounts receivable for spot and forward sales to be settled	178,107	1,089,459	1,070,227
Securities receivable under spot and forward purchases to be settled	721,481	881,605	839,870
Premiums on options bought	71	558	1,045
Unlisted negotiable obligations	81,018	111,773	129,608
Other	705,318	1,073,340	648,192
Allowances	(7,463)	(10,413)	(16,542)
	Ps. 1,739,634	Ps. 5,859,087	Ps. 4,830,144

The accompanying notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2001 and 2000 and June 30, 2000

(Expressed in thousands of Argentine pesos)

	Grupo Galicia December 31, 2001	Grupo Galicia December 31, 2000	Banco Galicia June 30, 2000
ASSETS (Continued)			
E. Assets under financial leases			
Assets under financial leases	Ps. 44,748	Ps. 17,333	Ps. 8,241
Allowances	(511)	(182)	(84)
	44,237	17,151	8,157
F. Equity investments in other companies			
In financial institutions	1,028	16,942	23,952
Other	82,133	90,602	97,846
Allowances	(15,242)	(9,611)	(7,074)
	67,919	97,933	114,724
G. Miscellaneous receivables			
Debtors for sale of assets	740	12,461	492
Other	405,808	297,469	275,896
Accrued interest on debtors for sale of assets receivable	14	13	4
Other accrued interest receivable	130	71	7
Allowances	(25,211)	(10,549)	(5,122)
	381,481	299,465	271,277
H. Fixed assets	283,324	263,855	260,064
I. Miscellaneous assets	105,879	81,636	73,911
J. Intangible assets			
Goodwill	126,455	84,241	69,146
Organization and development expenses	99,347	85,197	78,971
	225,802	169,438	148,117
K. Unallocated items	30,978	7,847	3,925
Total Assets	Ps. 12,651,727	Ps. 16,741,137	Ps. 16,081,742

The accompanying notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2001 and 2000 and June 30, 2000

(Expressed in thousands of Argentine pesos)

	Grupo Galicia		Banco Galicia
	December 31,		June 30,
	2001	2000	2000
LIABILITIES AND SHAREHOLDERS' EQUITY			
L. Deposits			
Non-financial government sector	Ps. 11,528	Ps. 9,448	Ps. 9,220
Financial sector	17,614	3,848	2,535
Non-financial private sector and residents abroad	6,098,854	8,890,478	8,731,797
Current accounts	846,187	609,787	606,069
Saving accounts	1,470,678	1,271,849	1,334,652
Time deposits	3,148,110	6,677,631	6,473,832
Investment accounts	80,598	11,150	13,150
Other	493,440	237,649	225,319
Accrued interest and quotation differences payable	59,841	82,412	78,775
	Ps. 6,127,996	Ps. 8,903,774	Ps. 8,743,552
M Other liabilities resulting from financial brokerage			
Argentine Central Bank			
Liquidity assistance notes	1,234,000	-	-
Other	323,056	4,450	5,945
Banks and international entities	752,070	903,352	985,246
Unsubordinated negotiable obligations	839,177	1,222,100	1,243,815
Amounts payable for spot and forward purchases to be settled	636,893	853,899	845,527
Securities to be delivered under spot and forward sales to be settled	171,710	2,435,179	2,179,053
Loans from domestic financial institutions	159,859	162,802	162,452
Other	627,253	598,372	298,770
Accrued interest and quotation differences payable	37,842	48,742	38,478
	4,781,860	6,228,896	5,759,286
N. Miscellaneous liabilities			
Dividends payable	214	4	3
Directors' and Syndics' fees payable	2,841	11,710	35,608
Other	166,737	140,453	169,403
Accrued adjustments and interest payable	5	12	-
	169,797	152,179	205,014
O. Provisions	34,637	16,069	14,866
P. Unallocated items	11,302	10,534	2,879
Q. Minority interests	117,639	108,856	23,996
Total Liabilities	Ps. 11,243,231	15,420,308	14,749,593
SHAREHOLDERS' EQUITY	Ps. 1,408,496	1,320,829	1,332,149
Total Liabilities and Shareholders' Equity	Ps. 12,651,727	Ps. 16,741,137	Ps. 16,081,742

The accompanying notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income

For the fiscal year ended December 31, 2001, for the six-months ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999.

(Expressed in thousands of Argentine pesos)

	Grupo Galicia		Banco Galicia	
	Year ended December 31,	Six-months ended December 31,	Years ended June 30,	
	2001	2000	2000	1999
A. Financial income				
Interest on cash and due from banks	Ps. 28,925	Ps. 24,581	Ps. 47,297	Ps. 48,373
Interest on loans granted to the financial sector	43,727	18,720	36,884	32,289
Interest on overdrafts	116,391	59,109	109,942	116,665
Interest on notes	629,778	297,697	542,425	372,247
Interest on mortgage loans	201,239	89,162	148,958	148,269
Interest on pledge loans	41,568	23,411	47,208	65,664
Interest on credit card loans	166,310	74,555	177,453	141,176
Interest on other loans	170,292	71,276	96,359	113,736
Interest income from other receivables resulting from financial brokerage	49,597	20,003	38,749	58,892
Net income from government and corporate securities	71,661	74,030	137,774	116,037
Net income from options	-	-	179	-
Net income from guaranteed loans – Decree No. 1387/01	32,422	-	-	-
Other	75.868	67,698	116,155	55,777
	1,627,798	Ps. 820,242	Ps. 1,499,383	Ps. 1,269,125
B. Financial expenses				
Interest on current accounts	23,967	-	-	63
Interest on savings accounts	16,927	11,604	24,999	22,086
Interest on time deposits	599,752	252,885	437,577	319,600
Interest on loans from the financial sector	7,183	558	4,932	3,812
Interest expense from other liabilities resulting from financial brokerage	196,893	119,671	198,127	196,856
Other interest	38,847	9,144	16,294	26,919
Net loss on options	518	1,017	-	22,837
Other	80,816	47,913	94,457	104,378
	964,903	Ps. 442,792	Ps. 776,386	Ps. 696,551
C. Gross brokerage margin	662,895	377,450	722,997	572,574
Loan loss provision	457,695	123,681	249,466	216,038
D. Income from services				
In relation to lending transactions	149,637	58,160	63,426	45,486
In relation to borrowing transactions	119,289	56,685	111,919	113,302
Other commissions	46,375	19,124	27,034	15,854
Other	209,689	100,931	223,057	202,813
	524,990	Ps. 234,900	Ps. 425,436	Ps. 377,455
E. Expenses for services				
Commissions	47,515	21,859	42,502	43,552
Other	49,647	21,759	40,648	39,729
	97,162	Ps. 43,618	Ps. 83,150	Ps. 83,281

The accompanying notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income

For the fiscal year ended December 31, 2001, for the six-months ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999.

(Expressed in thousands of Argentine pesos)

	Grupo Galicia		Banco Galicia	
	Year ended December 31,	Six-months ended December 31,	Years ended June 30,	
	2001	2000	2000	1999
F. Administrative expenses				
Personnel expenses	Ps. 317,510	Ps. 155,997	Ps. 296,665	Ps. 290,515
Directors' and syndics' fees	16,078	11,924	36,696	35,246
Other fees	11,457	7,575	15,810	13,928
Advertising and publicity	24,748	15,108	27,630	21,148
Taxes	38,355	10,579	23,638	18,368
Other operating expenses	169,387	79,050	161,608	146,828
Other	44,209	21,655	45,544	35,812
	621,744	301,888	607,591	561,845
Net income from financial brokerage	11,284	143,163	208,226	88,865
G. Minority interests	(10,056)	(6,308)	298	(10,962)
H. Miscellaneous income				
Net income on long term investments	15,865	-	-	128,935
Penalty interest	3,172	1,615	4,527	5,343
Loans recovered and allowances reversed	38,089	22,614	29,714	11,530
Other	273,920	16,650	30,986	37,031
	331,046	40,879	65,227	182,839
I. Miscellaneous losses				
Net loss on long-term investments	-	4,447	5,481	-
Penalty interest and charges in favor of the Argentine Central Bank	49	156	334	319
Loan loss provision from miscellaneous receivables and other provisions	37,898	9,665	10,198	14,643
Other	102,088	21,183	27,188	22,728
	140,035	35,451	43,201	37,690
Net income before tax	192,239	142,283	230,550	223,052
J. Income tax	(72,182)	(52,373)	(74,226)	(72,455)
Net income for the year	120,057	Ps. 89,910	Ps. 156,324	Ps. 150,597
Net income per common share (note 24)	0.110	0,088	0,133	0,129
Net income per common share assuming full dilution (Note 24)	0.110	0,088	0,133	0,129

The accompanying notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows

For the fiscal year ended December 31, 2001, for the six-months ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999

(Expressed in thousands of Argentine pesos)

	Grupo Galicia		Banco Galicia	
	Year ended December 31,	Six-months ended December 31,	Year ended June 30,	
	2001	2000	2000	1999
Cash provided by operating activities:				
Net income	Ps. 120,057	Ps. 89,910	Ps 156,324	Ps. 150,597
Adjustments to reconcile net income to net cash from operating activities:				
Depreciation of bank premises and equipment and Miscellaneous assets	28,837	12,936	25,839	20,613
Amortization of intangible assets	53,143	21,020	42,640	73,518
Increase in allowances for loan and other losses, net of reversals and monetary effects	478,251	126,808	236,603	193,566
Equity (income) loss of unconsolidated subsidiaries	(5,259)	(2,870)	4,519	(92,473)
Loss on sale of premises and equipment	3,494	574	1,095	8
Accretion of discount on available-for-sale securities	(82,466)	(42,740)	(94,803)	(81,199)
(Gain) Loss on sales of available-for-sale securities	(942)	(402)	(8,778)	(14,152)
Decrease (Increase) in government securities - trading	(601,096)	237,887	181,127	622,965
Increase (Decrease) in other assets	173,631	5,810	172,757	(159,524)
(Decrease) Increase in other liabilities	999,582	85,955	(82,392)	(137,778)
Net cash provided by operating activities	1,167,232	534,888	634,931	576,141
Cash provided by (used in) investing activities:				
Decrease (Increase) in loans, net	474,023	(520,818)	(1,118,272)	(809,548)
Sale of Galtrust I Securities	-	46,922	-	-
Increase in investments in other companies	(26,410)	(42,263)	(15,719)	(76,592)
Cash dividends and capital repayments of available-for-sale securities	23,185	55,650	146,353	246,828
Sales of investments in other companies	27,190	1,673	2,238	24,687
Purchase of available-for-sale securities	(187,431)	(90,166)	(1,198,244)	(426,188)
Sale of available-for-sale securities	91,414	185,148	1,223,469	105,696
(Increase) Decrease in deposits at the Argentine Central Bank	1,355,293	(277,215)	(878,297)	(199,755)
Additions to bank premises and equipment, miscellaneous, and intangible assets	(192,758)	(51,626)	(128,153)	(139,807)
Proceeds of sales of premises and equipment	19,006	4,173	10,861	9,575
Net cash used in investing activities	1,583,512	(688,522)	(1,955,764)	(1,265,104)
Cash provided by (used in) financing activities:				
Cash dividends	(37,127)	(8,150)	(34,868)	(21,688)
Capital increase	5,507	112	-	-
Increase (Decrease) in deposits, net	(2,763,112)	161,153	893,106	710,103
Borrowings under credit facilities – long term	1,801,926	263,202	146,367	249,213
Payments on credit facilities – long term	(1,344,815)	(247,527)	(58,103)	(320,253)
Increase (Decrease) in short-term borrowings, net	(480,860)	61,802	107,219	(148,779)
Decrease (Increase) in repurchase agreements	(35,032)	(82,739)	100,063	30,483
Net cash provided by financing activities	(2,853,513)	147,853	1,153,784	499,079

The accompanying notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows (continued)
Consolidated Statements of Cash Flows

For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999

(Expressed in thousands of Argentine pesos)

	Grupo Galicia		Banco Galicia	
	Year ended December 31,	Six-month transition period ended December 31,	Year ended June 30,	
	2001	2000	2000	1999
Net (decrease) increase in cash and cash equivalents	Ps. (102,769)	Ps. (5,781)	Ps. (167,049)	Ps. (189,884)
Cash and cash equivalents at the beginning of the year	620,070	625,851	792,465	982,349
Cash and cash equivalents at the end of the year	517,301	620,070	625,416	792,465
Supplemental disclosures relative to cash flows:				
Interest paid	Ps. 556,505	Ps. 311,872	Ps. 668,244	Ps. 613,023
Income tax paid	28,699	29,215	64,278	9,581

The transfer of loans to the "Galtrust I" Financial Trust during the six months period ended December 31, 2000, amounting to Ps. 443,302 and to the "Galtrust II, III, IV and V" Financial Trusts during the year ended December 31, 2001 of Ps. 238,600, and the swap of government debt instruments into "Secured Loans" amounting to Ps. 1,067,926 did not require the movement of cash.

The accompanying notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

For the year ended December 31, 2001, for the six-months ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999

(Expressed in thousands of Argentine pesos)

Banco Galicia

	Capital Stock	Paid in Capital	Adjustments to Shareholders' Equity	Profit reserves		Unrealized Loss on Securities	Retained Earnings	Total Shareholders' Equity
				Legal	Other			
Balance at June 30, 1998	Ps. 371,942	Ps. 310,678	Ps. 69,698	Ps. 111,132	Ps. 48	Ps. (17,773)	Ps. 242,920	Ps. 1,088,645
Distribution of retained earnings Approved by the shareholders' meetings								
- Legal reserve	-	-	-	24,475	-	-	(24,475)	-
- Reserve provided by the Bylaws	-	-	-	-	11	-	(11)	-
- Cash dividends	-	-	-	-	-	-	(21,688)	(21,688)
- Stock distribution to shareholders' (33,474,783 shares)	33,475	-	-	-	-	-	(33,475)	-
Unrealized valuation difference	-	-	-	-	-	(6,861)	-	(6,861)
Cancellation of unrealized valuation difference	-	-	-	-	-	24,634	(24,634)	-
Net income for the year	-	-	-	-	-	-	150,597	150,597
Balance at June 30, 1999	Ps. 405,417	Ps. 310,678	Ps. 69,698	Ps. 135,607	Ps. 59	Ps. -	Ps. 289,234	Ps. 1,210,693
Distribution of retained earnings Approved by the shareholders' meeting								
- Legal reserve	-	-	-	30,119	-	-	(30,119)	-
- Reserve provided by the Bylaws	-	-	-	-	7	-	(7)	-
- Cash dividends	-	-	-	-	-	-	(34,868)	(34,868)
- Stock distribution to shareholders' (63,245,024 shares)	63,245	-	-	-	-	-	(63,245)	-
Net income for the year	-	-	-	-	-	-	156,324	156,324
Balance at June 30, 2000	Ps. 468,662	Ps. 310,678	Ps. 69,698	Ps. 165,726	Ps. 66	Ps. -	Ps. 317,319	Ps. 1,332,149

Grupo Galicia

	Capital Stock	Paid in Capital	Adjustments to Shareholders' Equity	Profit reserves		Unrealized Loss on Securities	Retained Earnings	Total shareholders' Equity
				Legal	Other			
Balance at June 30, 2000	Ps. 543,000	Ps. 15,250	Ps. -	Ps. 890	Ps. 18,439	-	Ps. 39,932	Ps. 617,511
Capital increase approved by the extraordinary meeting of shareholders- held on May 16, 2000 (*)	549,407	64,001	-	-	-	-	-	613,408
Net income for the six-month period	-	-	-	-	-	-	89,910	89,910
Balance at December 31, 2000	Ps. 1,092,407	Ps. 79,251	-	Ps. 890	Ps. 18,439	-	Ps. 129,842	Ps. 1,320,829
Distribution of retained earnings approved by the shareholders meeting held on March 15, 2001								
-Legal Reserve (	-	-	-	6,492	-	-	(6,492)	-
-Reserve provided by the Bylaws	-	-	-	-	90,000	-	(90,000)	-
-Cash dividends	-	-	-	-	-	-	(32,390)	(32,390)
Net income for the year	-	-	-	-	-	-	120,057	120,057
Balance al December 31, 2001	Ps. 1,092,407	Ps. 79,251	Ps. -	Ps. 7,382	Ps. 108,439	Ps. -	Ps. 121,017	Ps. 1,408,496

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

1. Basis of Presentation, Acquisitions, Estimates and Uncertainties

Grupo Financiero Galicia S.A. ("Grupo Galicia") is a corporation organized under the laws of Argentina that acts as a holding company for Banco de Galicia y Buenos Aires S.A. ("Banco Galicia" or "the Bank") and its subsidiaries. Grupo Galicia was formed by the controlling shareholders of the Bank on September 14, 1999 to consummate an exchange of shares with the shareholders of Banco Galicia and establish Grupo Galicia as the Bank's holding company. Grupo Galicia was formed with two classes of shares: Class A shares, which are entitled to 5 votes per share, and Class B shares, which are entitled to 1 vote per share. To effect the exchange, Grupo Galicia offered to exchange Grupo Galicia Class B shares for all outstanding Banco Galicia Class B shares on a 2.5-for-1 basis and to exchange Grupo Galicia ADSs for all outstanding Banco Galicia ADSs on a 1-for-1 basis. The controlling shareholders retained all the Class A shares. As a result of the exchange, which was consummated on July 26, 2000, the Company became holder of 93.23% of the Bank's capital stock, and the remaining 6.77% remained as a minority interest in the Bank. At December 31, 2001 the company's interest in Banco Galicia had increased to 93.59% as a result of open market purchases.

The consolidated financial statements of Grupo Galicia include the financial statements of the Bank, as the predecessor business for the two years ended June 30, 2000 and 1999 and the consolidated financial statements of Grupo Galicia as of December 31, 2001 and for the six-month period ended December 31, 2000. The initial retained earnings balance reflected in the statement of changes in shareholders' equity at July 1, 2000, represents the participation of the controlling shareholders in the earnings of the Bank, net of certain incomes and expenses incurred by Grupo Galicia.

Banco Galicia is a private-sector commercial bank organized under the laws of Argentina which provides general banking services, mainly through its Argentine branches, to corporate and retail customers. As of December 31, 2001, Banco Galicia provided banking services through its branches in the United States (New York City) and Grand Cayman Island. As a consequence of the prolonged economic crisis that Argentina was suffering, that worsened in December 2001, and of the economic policy measures adopted by the government in 2002, the Bank's foreign branches are currently being wound down. The Bank's services included, until December 31, 2001, accepting deposits and granting loans in Argentine pesos and US dollars. The end of the Convertibility regime in early 2002, the devaluation of the currency and the measures adopted by the government in 2002 have restricted Argentine banks' operations in US dollars.

Grupo Galicia consolidates the financial statements of Banco Galicia and its subsidiaries and all entities over which it has direct or indirect control. The consolidated financial statements also include, Net Investment S.A. (and its subsidiaries), Sudamericana Holding S.A. (and its subsidiaries), Banco Galicia Uruguay S.A. (and its subsidiaries), Galicia Capital Markets S.A. (and its subsidiaries), Galicia Factoring y Leasing S.A., Galicia Warrants S.A., Galicia Valores S.A. Sociedad de Bolsa, AgroGalicia S.A. and Galicia y Buenos Aires (U.K.) Limited. All significant intercompany transactions have been eliminated when consolidating.

As of December 31, 2001, Banco Galicia maintained the controlling interest in Tarjeta Naranja S.A., Tarjeta Comfiar S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., all regional-credit-card issuing companies through its subsidiary Banco Galicia Uruguay S.A. (see notes 34 and 38)

The November 30, 2000 and May 31, 2000 and 1999 financial statements of the regional-credit-card companies, which present a reasonable approximation of those companies' net worth and financial

(Expressed in thousands of Argentine pesos, except as noted)

condition and results of operations at the end of the six-month period ended December 31, 2000 and for the fiscal year ended June 30, 2000, have been used for purposes of consolidation. For the fiscal year ended December 31, 2001, the results of operations of the regional-credit-card companies consolidated in the financial statements included 13 months of operations through December 31, 2001.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, as of the financial statement dates, and the reported amounts of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates, which will have a positive or negative effect on future period results.

ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON GRUPO GALICIA'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in an critical, unstable and uncertain economic situation. The main features of the current economic context are a major external debt burden, the government's default on most of its debt, a devaluation of the peso of approximately 75% since December 2001, the lack of available foreign or domestic credit both for the public and the private sectors, high interest rates, a significant decline in the financial system's deposit levels, country risk indicators far above normal averages and an economic recession that has lasted almost four years. This situation has led to a significant decrease in the demand for goods and services and a significant rise in the level of unemployment and to a great deal of uncertainty as to how and when the economic crisis will be stayed. In addition, this situation has led to many measures proposed by the Argentine Government that have contributed to an uncertain and unstable economic and financial system in the country. The potential effects on the Company and its customers from this economic crisis and from the related regulations of the Argentine Government causes there to be an uncertainty as to whether or not the Company will be able to continue to operate its business as a going concern. No adjustments have been made to these financial statements that reflect the outcome of these uncertainties.

As from December 3, 2001, the Argentine Government issued measures designed to restrict the free availability and circulation of cash and the transfer of foreign currency abroad.

On January 6, 2002, the government enacted Law 25561 (Public Emergency and Foreign Exchange System Reform Law, the "Public Emergency Law") that involved profound changes to the prevailing economic model and the repeal of the Convertibility Law in force since March 1991. On February 3, 2002, the government announced new economic measures through Decree No. 214/02 (Restructuring of the Financial System) dated February 3, 2002, complemented by Decree No. 410/02 dated March 1, 2002 and Decree No. 260/02 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees have been modified by other decrees and complemented by regulations issued by various regulatory agencies. Regulations currently outstanding may continue to be modified.

(Expressed in thousands of Argentine pesos, except as noted)

Listed below are some of the measures adopted by the government:

Foreign Exchange system

On January 6, 2002 a new foreign exchange system was established that created an official and a free foreign exchange market. In principle, export activities, import of goods and certain financial activities that had first been subject to rescheduling in order to extend the original due dates were to be carried out on the official market.

The remaining transactions relating to remittance or collection of foreign currency to or from abroad would be carried out on the free market. The initial exchange rate set for the official market was Ps. 1.40 per US$ 1. Quotations on the free market would be set by supply and demand. On January 11, 2002 when the foreign exchange market was opened, Banco de la Nación Argentina published the first quotation for the free market at $ 1.60 per US$ 1 (selling rate) and Ps.1.40 per US$ 1 (buying rate).

On February 8, 2002 the government issued Decree No. 260/02 (Exchange Regime) establishing a single free foreign exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency were to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank.

At present certain transfers abroad of a financial nature, involving foreign exchange, require the prior approval of the Argentine Central Bank.

Loans from the non-financial private sector and assets under financial leases

a) Pursuant to the above mentioned Decree No. 214/02, as from February 3, 2002, all debts with the financial system denominated in US dollars or any other currency, except as mentioned in subsection b) below, whatever their amount and nature, were converted into pesos at the exchange rate of Ps. 1 per U$S 1 or its equivalent in other currency. Furthermore, as from February 3, 2002, an inflation adjustment coefficient (known as "CER" and based on changes in the consumer price index) and a maximum interest rate as determined by the Argentine Central Bank was applied to these debts. On May 6, 2002, Decree No. 762/02 established that the CER coefficient was to be replaced by an adjustment coefficient based on the variation of salaries (known as "CVS") for certain loans to individuals, namely residential mortgages on property representing a borrower's sole family residence and personal loans up to U$S 15.000.

b) As established by Decree No. 410/02, loans related to foreign trade transactions granted by financial institutions and the credit card balances for consumption made outside Argentina and loans payable with foreign funds even though argentine law is applicable were not included in the conversion into pesos at the rate of Ps. 1 per U$S 1 established by article 1 of Decree No. 214/02 and remained denominated in US dollars.

Loans and obligations of the financial sector

As established by Decree No. 410/02, interbank loans in foreign currency outstanding at February 3, 2002 were converted into pesos at a rate of Ps. 1.40 per U$S 1 or its equivalent in other currencies, or at the single and free market exchange rate, as determined by the Argentine Central Bank depending on the type of operation.

(Expressed in thousands of Argentine pesos, except as noted)

Deferral of the deduction of the exchange difference for income tax purposes

Foreign exchange losses caused by the devaluation of the peso on foreign currency assets and liabilities existing at the date of enactment of the Public Emergency Law and supplemental decrees (January 6, 2002) shall only be deductible from income tax in the proportion of 20% per annum in each of the first five fiscal years ending after the effective date of the Law.

Deposits and obligations with the public and private sectors

Under the terms of Decree No. 214/02, as from February 3, 2002, deposits and obligations in U.S. dollars or other foreign currencies in financial institutions were converted into pesos at the exchange rate of Ps. 1.40 per US$ 1 or its equivalent in such other currency.

Furthermore, restrictions were imposed on the availability of certain balances in US dollar-denominated current accounts and savings accounts and on time deposits both peso- and US dollar-denominated. It was established that these balances would be restructured and returned in pesos to their owners in installments, with the amounts and due dates depending on the balances recorded. This restructuring was regulated by Resolution No. 6/02 of the Ministry of Economy.

As from February 3, 2002 the CER coefficient and annual nominal interest rates of 7% and 2%, respectively, were applied to the peso- and US dollar-denominated deposits that were rescheduled. In addition, on March 13, 2002, Decree No. 494/02 established, among others, that owners of such deposits could opt to receive government bonds in substitution for them, regardless of their amounts.

As per Resolution No. 46/02 of the Ministry of Economy, depositors were offered the option described in the preceding paragraph up to and including April 30, 2002. This date was postponed and this first exchange was substituted by one regulated by Decree No. 905/02 passed on June 1, 2002, and complementary rules. Decree No. 905/02 established a mechanism pursuant to which any depositor of restructured deposits and demand deposits, as well as all of those depositors that participated in the voluntary exchange regime previously established by Decree No. 494/02, were initially given a 30-day option to exchange their deposits for new Argentine government bonds the terms of which are set forth in Decree No. 905/02. Decree No. 905/02 established a peso-denominated bond that matures in 2007 and two dollar-denominated bonds, maturing in 2005 and 2012, respectively, as the relevant government bonds that were to be offered to depositors who choose to participate in the exchange. In the exchange that took place between July 16, 2002 and August 8, 2002, inclusively, approximately 24% of the financial system's restructured deposits were tendered. In the case of Banco Galicia this percentage amounted to approximately 36%.

Financial institutions that opted to deliver government securities to depositors must transfer to the government sufficient assets to pay for those securities.

Additionally, Decree No. 905/02 established that non-exchanged restructured deposits would remain under the repayment schedule established by Resolution No. 6/02 of the Ministry of Economy, as amended, but would be registered by each financial entity with the Caja de Valores S.A. ("Caja de Valores") and would constitute publicly negotiable instruments (known as "CEDROs") listed in self-regulated markets in Argentina. Holders of such certificates of restructured deposits would be able to apply such certificates to

(Expressed in thousands of Argentine pesos, except as noted)

subscribe for initial public offerings of equity and debt securities authorized by the National Securities Commission (the "CNV") and listed on a stock exchange. Decree No. 905/02 also established the possibility of using restructured deposits to repay loans granted by the same financial institution where the deposits were held, subject to the implementing regulations issued by the Argentine Central Bank.

On September 10, 2002, the government announced a new exchange of deposits for government bonds and that it would free from access restrictions all restructured deposits up to Ps.7 thousand (excluding the CER adjustment) as of May 31, 2002. Banks will be allowed to voluntarily repay all holders of restructured deposits of up to Ps.10 thousand. The new exchange contemplates different options for holders of CEDROs or depositors that might have participated in the previous exchange of deposits for government bonds implemented by the government. This set of measures, which is an attempt to continue with the gradual lifting of the restrictions imposed by the government to deposit holders, is pending regulation.

Decree No. 410/02 provided that deposits made by foreign banks or financial institutions with domestic financial institutions would not be converted into pesos at the Ps.1 to US$1 exchange rate, as established by article 1 of No. 214/02, provided that they be transformed into lines of credit effectively maintained and used for at least four years, in accordance with Argentine Central Bank regulations. The conversion into pesos did not include those obligations of the public and private sectors to grant sums of money in foreign currency, which are governed by foreign laws.

Public debt

Decree No. 471/02 dated March 8, 2002, established that the obligations of the national, provincial and municipal public sectors outstanding as of February 3, 2002, denominated in US dollars or any other currency, governed only by Argentine law, would be converted at an exchange rate of Ps.1.40 per US dollar or its equivalent in other foreign currency and adjusted applying a the CER coefficient.

In addition, the obligations of the national government converted into pesos as explained in the previous paragraph would accrue interest at an annual 2% rate as from February 3, 2002, while the obligations of the provincial and municipal governments would accrue interest at an annual 4% rate as from that date.

On August 28, 2002, Decree No. 1579/02 established a voluntary exchange of all provincial government debt (including debt instruments that had been tendered pursuant to Decree No. 1387/01 for exchange for Secured Loans, which exchange had not been completed) for new national government bonds ("Bonos Garantizados") secured by 15% of the tax collection proceedings shared by the federal and the provincial governments. The new bonds will be peso-denominated, of a 16-year maturity, with monthly capital amortization beginning after a 3-year period on March 4, 2005, will accrue a 2% annual interest rate and will be negotiable in exchanges and securities markets of the country.

Other assets and liabilities

Decree No. 410/02 established that futures and option contracts, including those recorded in self-regulated markets and the accounts exclusively earmarked for the operations on those markets would not be converted into pesos at the Ps. 1 to US$ 1 exchange rate as established by article 1 of Decree No. 214/02.

Decree No. 410/02 also established that:

(Expressed in thousands of Argentine pesos, except as noted)

a) Fiscal credit certificates issued in US dollars or any other foreign currency within the framework of Decrees No. 979/01, No. 1005/01 and No. 1226/01 and outstanding at February 3, 2002, would be converted into pesos at the exchange rate of Ps. 1.40 per US$ 1 or its equivalent in any other foreign currency.

b) The balances of accounts of financial institution in US dollars or any other currencies at the close of operations at February 1, 2002, which may be computed to comply with liquidity reserve requirements, except for legal tender currency available, would be converted into pesos at the exchange rate of Ps. 1.40 per US$ 1.

Through Decree No. 992/02, forward contracts and options entered into under Argentine laws as of January 5, 2002, in which at least one of the parts is a financial institution, were converted into pesos at the rate of Ps. 1.40 per U$S 1.

Bankruptcy proceedings

On January 30, 2002, Law 25563 on bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Below is a description of some of the measures adopted:

a) Suspension for one hundred and eighty days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin ordered in bankruptcy proceedings, whether they be made extra judicially or in execution of judgment. All extraordinary acts of disposition of property on the part of debtors will be null and void during the suspension period, unless there is an express agreement by creditors.

b) Suspension for one hundred and eighty days of the expedition of petitions in bankruptcy filed, without prejudice to the possibility of applying the measures envisaged in article 85 of Law 24522.

c) Access to credit of insolvent individuals and legal entities, for which the Argentine Central Bank will proceed to regulate the elimination of all restrictions and implement a rediscount line intended for those financial institutions that provide credit assistance to insolvent companies.

d) Financial institutions governed by Law 21526 (Financial Institutions Law) and supplementary rules may proceed within a term of 90 days to the rescheduling of their receivables from debtors of the financial system existing as of November 30, 2001 through an agreement to be reached with each of them.

On May 15, 2002, Law 25589 was enacted, which amends Law 24522 and Law 25563. Below is a description of the most important measures adopted:

Item a) above is amended for the following:

Suspension for one hundred and eighty days as from the effective date of this law of:

1) Auctions of real estate property where the debtor lives or of property used by a debtor for the carrying out of its production or commercial activities or for the rendering of services, ordered in executory proceedings, in execution of judgments or in extrajudicial executions. Debts of a food

(Expressed in thousands of Argentine pesos, except as noted)

support nature, debts derived from the commission of crimes, from labor lawsuits, debts caused by civil liability and those due from insurance companies which have issued civil liability insurance policies, debts arisen after the effective date of this law, as well as the settlement of property under bankruptcy proceedings shall be excluded from this provision;

2) The execution of precautionary measures ordering the dispossession of property used by commercial, industrial or similar establishments for the carrying out of their business activities, which are necessary for them to operate.

The items b) and d) above were repealed.

Legal actions requesting protection of constitutional guarantees

On February 1, 2002, the Argentine Supreme Court declared the restrictions on deposit availability unconstitutional. On February 3, 2002, the government issued Decree No. 214/02 to address the conversion into pesos of deposits and later on established their restructuring. As a result of the measures adopted by the government, a significant number of complaints have been filed against the national government and/or institutions comprised in the financial system by individuals and legal entities, as they understand that those measures are in breach of constitutional and other rights. The amounts that banks have had to pay to comply with judicial orders that require that banks pay deposits in their original currency of denomination (or the equivalent in pesos at the free exchange rate) have been significant and currently represent the main source of deposit losses for the financial system.

As of July 31, 2002, the court orders received by Banco de Galicia y Buenos Aires S.A. mandating the reimbursement of deposits in their original currency of denomination or at the free exchange rate amounted to Ps. 361 million and US$ 153 million, respectively.

At that date, in compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or contempt, the Bank paid the amounts of Ps. 360 million and US$ 35 million in respect of reimbursement of deposits in pesos and foreign currency.

Furthermore, Decree No. 214/02, as amended by Decree No. 320/02, in turn amended and complemented by the Public Emergency Law and Decree No. 676/02 (both of them published in the Official Gazette on April 26, 2002), applicable to all pending lawsuits and precautionary measures pending execution, whatever the date of the related court order may be, issued in judicial proceedings of whatever nature in relation to credits, debts, obligations, deposits or rescheduling of financial debts which may be deemed to be affected by the regulations of Law 25561 and regulatory and complementary rules, has regulated the method of proceeding in those lawsuits and of admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner.

The government has attempted to stop judicial actions to continue to erode the financial system's deposit base. On April 25, 2002, Law 25587 was passed by Congress that prevents withdrawals from bank accounts based on legal actions that have not resulted in a final judgement. In addition, on July 24, 2002, Decree No. 1316/02 was passed in order to suspend for 120 working days as from the Decree's effective date the execution of judicial orders, whether based on final judgements or not, associated to the recovery

(Expressed in thousands of Argentine pesos, except as noted)

of deposits. These measures have restricted but not eliminated the reduction in bank deposit bases due to legal actions.

The Supreme Court is expected to rule on certain cases that will set up its final position regarding the constitutionality of the conversion of dollar-denominated deposits into pesos and the access restrictions imposed by the government to depositors.

Financial institutions have requested from the government that they be compensated for the losses arising from the payment of deposits pursuant to judicial actions, as explained above, at the free market exchange rate, at values higher than the Ps.1.4 per US$ 1 established by government regulations for the conversion of bank assets and liabilities into pesos. As of the date of these financial statements, the government has not addressed this issue yet.

Compensation to be granted to financial institutions

Decree No. 214/02 provided for the compensation (through the issuance and delivery to financial institutions of government bonds, "the compensatory bonds") of the losses that financial institutions would otherwise suffer as a result of the conversion of bank assets and liabilities into pesos at different exchange rates, the short foreign currency positions that resulted from such conversion and the devaluation of the peso. Decree No. 494/02 established a methodology for the calculation of such compensation.

As provided for by Decrees No. 214/02, No. 320/02, No. 410/02, No. 471/02, No. 704/02, No. 905/02 and No. 992/02 and complementary ones, and Argentine Central Bank Communiqués "A" 3467, 3507, 3561 and 3648 and complementary ones, a significant portion of bank assets and liabilities denominated in foreign currency, which formed part of banks net asset positions in foreign currency were converted into pesos at different exchange rates.

On June 1, 2002, the Argentine government passed Decree No. 905/02 that replaced the resolutions of Decree No. 494/02 by establishing a revised methodology by which to calculate the amount of compensation to be received by financial institutions. The new decree provided that the compensation to which a financial institution is entitled will be calculated by taking into account the imbalances generated by the government's policies on the assets and liabilities of such financial institution's unconsolidated balance sheet, thus limiting the provision of compensation on account of imbalances generated in the balance sheets of foreign branches and subsidiaries of such financial institutions, to the effects of the conversion into pesos of such foreign branches' and subsidiaries' investments in Secured Loans and, other than as described herein, otherwise excluding from the compensation scope those imbalances generated in the balance sheets of local subsidiaries and the imbalances generated in the balance sheets of foreign branches and subsidiaries.

On June 28, 2002, the Argentine Central Bank issued Communiqué "A" 3650 which established the regulations necessary to implement the provisions of Decree No. 905/02 in connection with the compensation of financial institutions for the conversion of their assets and liabilities into pesos at different exchange rates and the resulting foreign currency mismatches left in their balance sheets. On July 4, 2002, Communiqué "A" 3654 required that financial institutions inform the Argentine Central Bank about the amount of compensatory bonds that each financial institution estimated to be entitled to, in applying the methodology set up in Communiqué "A" 3650 not later than July 29, 2002. Banco Galicia complied with this requirement.

(Expressed in thousands of Argentine pesos, except as noted)

However, the process of defining the methodology for determining the compensation that financial institutions are entitled to according to Decree No. 214/02 and complementary ones continued to be modified. On September 5, 2002, through its Communiqué "A" 3716, the Argentine Central Bank modified the methodology already established for the calculation of the compensation. The presentation to the Argentine Central Bank is due September 16, 2002. There can be no assurances that no further changes would be made to the methodology for calculating the compensation to be granted to financial institutions for the losses derived form the conversion of assets and liabilities into pesos at different exchange rates.

In addition, financial institutions have requested to the goverment that they be compensated for other losses generated by recent economic policy measures, such as the adjustment for inflation of assets and liabilities by different coefficients and the payment of deposits pursuant to judicial orders at exchange rates higher than that established by the government for conversion into pesos. These issues haven't been addressed by the government yet.

Situation of the Bank

The Argentine economic crisis and the policy measures described above have affected Banco de Galicia y Buenos Aires S.A., initially leading to a lack of liquidity as a result of the drop in deposits, that made it necessary for the Bank to request financial assistance from the Argentine Central Bank.

In an effort to solve the lack of liquidity affecting it, on March 21, 2002, Banco de Galicia y Buenos Aires S.A. submitted to the Argentine Central Bank the "Galicia Capitalization and Liquidity Plan ("the Plan"). The Plan was approved, by the Board of Directors of the Argentine Central Bank, on May 3, 2002, through the Resolution No. 281. As of May 2, 2002, the amount of deposits outstanding with Banco de Galicia y Buenos Aires S.A. amounted to approximately Ps. 3,538,758 whereas the assistance received from the Argentine Central Bank in the form of loans to cover temporary lack of liquidity amounted to Ps. 3,111,203.

Generally, the Plan contemplated 1) an immediate Ps.700 million infusion of additional cash to Banco de Galicia y Buenos Aires S.A; 2) the renegotiation and restructuring of the Bank's consolidated debt with foreign creditors); 3) an increase in the Bank's capitalization; and 4) the orderly winding down of the Bank's operating units abroad, which is currently in progress.

The Plan included the temporary exemption from compliance with certain corresponding technical ratios and the reduction of the charges or fines arising from any non-compliance incurred or to be incurred, before implementing the Plan and during its implementation, pursuant to the Law on financial Institutions No. 21526.

The liquidity infusion consisted of:

- The securitization (and/or sale) of the Bank's mortgage and commercial loan portfolio for a total amount of Ps. 400,000, through the assignment of credits or the creation of trusts which were subscribed by domestic financial institutions during May 2002.
- A loan from the Deposit Guarantee Fund in US dollars equivalent to Ps. 200,000, converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of five years and at the 180-day LIBOR rate plus 300 basis points.

(Expressed in thousands of Argentine pesos, except as noted)

- A loan from the Trust Fund for the Assistance to Financial Institutions and Insurance Companies for US dollars equivalent to Ps. 100,000 converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of three years and at the LIBOR rate plus 400 basis points, with a floor of 8.07%.

As regards the capitalization of Banco de Galicia y Buenos Aires S.A., within the framework of the global renegotiation of the Bank's foreign debt, the Plan contemplates the addition of basic and/or complementary capital through the subscription by foreign creditor banks of ordinary shares or subordinated debt, whether convertible or not into ordinary shares, at the option of the participating banks, for a total amount of up to US$ 300,000 thousand.

On March 22, 2002, the New York Branch of Banco de Galicia y Buenos Aires S.A. (the "NY Branch"), submitted to the Office of the Comptroller of the Currency of the U.S. Treasury ("the OCC"), a plan (as subsequently amended "the NY Branch Restructuring Plan") that included the payment of small deposits, the renegotiation of its third party liabilities and the transfer of the renegotiated liabilities to the Head Office in Argentina in order to orderly and voluntarily discontinue its operations in the US. The New York branch successfully restructured its third party liabilities complying with the time schedules established in the NY Branch Restructuring Plan and accepted by the OCC. The NY branch had approximately US$ 331 million in third party liabilities as of March 31, 2002. Of those liabilities approximately US$311 million, including two notes of US$100 million each, were restructured. Approximately 98% in aggregate outstanding principal amount of such notes, that were subject to a simultaneous exchange offer were validly tendered prior to the expiration date, on July 15, 2002. The NY Branch is currently in the process of being wound down.

In addition the Bank is currently closing its representative offices in Sao Paulo (Brazil) and London (UK) and its subsidiary Galicia y Buenos Aires (UK) Ltd.

With respect to the restructuring of the Head Office's foreign debt (being carried together with that of the Cayman Branch), the Bank has formally began negotiations with a steering committee that was recently established to represent the Bank's largest creditors, and is currently advancing in the restructuring process.

The Plan also included a significant effort to reduce the Bank's administrative expenses in order to strengthen the Bank's liquidity and adapt its operations to a reduced level of activity.

Situation of Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd.

The situation described above also affected the controlled companies, Banco Galicia Uruguay S.A. ("Galicia Uruguay") and Banco de Galicia (Cayman) Ltd.

The developments in Argentina, and most importantly the establishment of access restrictions to deposits in December 2001, resulted in the deterioration of the public's confidence in Argentine banks and impacted negatively on depositors' confidence in Galicia Uruguay, prompting a massive run on Galicia Uruguay's deposits from mid-December on. As of January 31, 2002, Galicia Uruguay had approximately US$ 1,049 million in consolidated deposits.

On February 7, 2002, Galicia Uruguay submitted a letter to the Central Bank of Uruguay stating that its temporary lack of liquidity prevented it from continuing to face the withdrawal of deposits and requested

(Expressed in thousands of Argentine pesos, except as noted)

from that entity the temporary suspension of its activities in order to preserve its ability to reimburse all deposits in an orderly manner.

On February 13, 2002 the Central Bank of Uruguay resolved to designate an intervenor to oversee Galicia Uruguay's management and temporarily suspended all of its activities for a term of 90 days. Banco Galicia Uruguay S.A. lately obtained from the Central Bank of Uruguay an additional 60-day extension to the 90-day period originally granted. On June 10, 2002, Galicia Uruguay presented to the Central Bank of Uruguay a proposal to restructure its liabilities. The proposal consisted of an initial 3% cash payment and the option to obtain a time deposit or a negotiable obligation, both maturing on September 2011, with partial principal amortizations and a 2% annual interest rate. On June 18, 2002, the Central Bank of Uruguay informed the Bank that it would not oppose any restructuring solution that Galicia Uruguay's shareholder agrees with Galicia Uruguay's depositors, subject to compliance with the legal requirement that such proposal obtains at least 75% of acceptance among said depositors. This percentage of acceptance is the minimum required by the Uruguayan legislation to render the proposal binding and avoid involuntary liquidation. On June 20, 2002, the Bank presented to the Central Bank of Uruguay an additional note in which it offered to incorporate to the restructuring proposal presented on June 10, 2002, a pledge mechanism on Galicia Uruguay's commercial loan portfolio.

On July 22, 2002, Standard & Poor's issued its "D" local and foreign currency counterparty credit ratings, as well as its "D" local and foreign deposit ratings, and assigned "uyD" to its counterparty credit rating in the Uruguayan local scale. Likewise, S&P announced that the senior and subordinated medium-term notes to be issued as part of Galicia Uruguay's restructuring plan would be rated "CC" and "C", respectively.

Through its resolution N°1606/2002, effective August 26, 2002, the Judge of First Instance for Reorganization Proceedings admitted the extrajudicial agreement achieved by Galicia Uruguay and granted it a provisional moratorium which will extend until the end of the process. In addition, the Central Bank of Uruguay was designated to verify the legal majority resulting from the agreement. Such verification is currently in progress.

At the end of this phase, the judge has to order the publication of the agreement in two widely circulating newspapers during a 10-day period and must also establish a period of at least 15 days and up to 30 days since the publication date, in order to allow creditors to file claims and objections or join the agreement. If this period expires without any challenge made, the agreement will be officially approved.

The restructuring of the liabilities of Galicia Uruguay's subsidiary, Banco Galicia (Cayman) Ltd., is currently in progress, with this subsidiary having presented to the relevant authorities a proposal to be made to creditors.

2. Significant Accounting Policies

The accounting policies and financial statements presentation conform to the rules of the Central Bank of the Republic of Argentina (the "Argentine Central Bank") which prescribes the generally accepted accounting principles for all banks in Argentina (the "Argentine Banking GAAP") and generally conform to the generally accepted accounting principles of Argentina applicable to enterprises in general ("Argentine GAAP").

(Expressed in thousands of Argentine pesos, except as noted)

Certain of the required disclosures of the Argentine Central Bank have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures including the statement of cash flows have been included in the accompanying financial statements to comply with the Securities and Exchange Commission's regulations for foreign registrants. The Consolidated financial statements of Banco de Galicia y Buenos Aires S.A. as of December 31, 2001 have been adapted to the same period of time of Grupo Financiero Galicia S.A.'s financial statements.

The following is a summary of significant policies followed in the preparation of the consolidated financial statements:

2.1 Foreign Currency

Assets and liabilities denominated in foreign currency are translated at the applicable selling rate of exchange at the balance sheet dates.

The valuation criterion followed for the fiscal year ended December 31, 2001 was that established by General Resolution No. 392/2002 of the National Securities Commission (CNV) and Argentine Central Bank Communiqué "A" 3439. In the case of the US dollar, the rate of exchange applied is $1=US$1, in line with the Convertibility Law 23,938 in force at the closing date.

2.2 Government and Corporate Securities

Government securities mainly represent obligations of the Argentine and U.S. governments. Corporate securities included in this caption consist of quoted corporate equity securities and quoted debt securities. Corporate equity and debt securities are considered as held for trading purposes.

Realized and unrealized gains and losses on sales and interest income on government and corporate securities are included as "Net income from government and corporate securities" in the accompanying income statements.

Valuation of Government Securities under Argentine Banking GAAP

Through its Communiqué "A" 2266 of November 1994, the Argentine Central Bank established the categories in which banks would be able to classify Argentine government securities listed on local or foreign capital markets. The categories established by the Argentine Central Bank were the following: "investment account", "available for sale" and "held for trading". The same Communiqué established the accounting valuation for the securities in each of these categories.

Argentine government securities held by a bank in investment accounts had to be held for at least one year and the bank had to have at all times third party funding (such as debt securities, deposits, or lines of credits denominated in local or foreign currency) of an equal amount and duration, with certain exceptions, to those of securities held in investment accounts. The Argentine Central Bank rule also required that such government securities and third party funding be matched on a currency and interest rate (either floating or fixed) basis. In accordance with this rule, investment account securities had to be valued at their acquisition cost increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category.

(Expressed in thousands of Argentine pesos, except as noted)

Argentine government securities classified by a bank as available for sale had to be held for at least three months and had to be valued at their market price. Any difference between such securities period-end market price and amortized cost, had to be accounted for in a separate account within shareholders' equity.

Government securities held by a bank and not classified in either of the two previous categories had to be classified as held for trading. These securities had to be marked to market, and any difference between book value and their market price and the end of each month had to be accounted for in bank's income statement.

Effective March 1, 1999, and through its Communiqués "A" 2793, "A" 2859, and "A" 2898, the Argentine Central Bank:

- eliminated the available-for-sale category. As a consequence, beginning March 1, 1999, banks could only classify their securities either as investment account or held-for-trading securities.
- established that, with the elimination of the available-for-sale category, the balance of a bank's shareholders' equity account "Unrealized Valuation Difference" as of February 28, 1999, had to be reclassified under the shareholders' equity account "Retained Earnings".
- eliminated the limits to the time an investment portfolio had to be kept and the requirement of matching funding characteristics.

These rules did not modify the accounting for either investment account or held-for-trading securities.

Through Communiqués "A" 3021 and "A" 3039, the Argentine Central Bank established that, effective March 1, 2000,

- Investment account securities had to be valued at their acquisition cost increased at the end of each service period by the corresponding coupon rate.
- The book value of a security classified as investment account had to be adjusted to its market value if the market value of such security was less than 20% of its book value. The difference between the book value and the market value of the security increased by 20%, had to be charged to income. The Argentine Central Bank established the temporary suspension of this adjustment until December 31, 2001.

On June 1, 2001, following the public offer made by the Republic of Argentina to holders of various series of its outstanding bonds to exchange them for new issues, the Bank exchanged eligible Argentine government securities and debt instruments ("Pagaré a Tasa Variable", booked under loans) for new issues of identical or ones with higher book value.

The Bank has taken part with government securities held in investment accounts in the debt exchange transaction carried out by the National Government in line with Decree No. 648/01 published on May 17, 2001, and received Argentine Global External Bonds with a face value of Ps. 915,912 maturing in 2008 in exchange for them. The Company accounted for the new bonds at the carry-over basis of the bonds exchanged

Secured loans

(Expressed in thousands of Argentine pesos, except as noted)

Within the framework of Decree No. 1387/01, the Bank has participated, on November 6, 2001, in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans. The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and a Libor rate plus 3% for floating rate loans. As established by article 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation.

The Argentine Central Bank provided that the gain arising from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged must be recorded in an asset adjustment account and credited to income on a monthly basis, in proportion to the term of each of the secured loans received.

2.3 Interest Income (Expense) Recognition

Generally, interest income is recognized on an accrual basis using the linear (effective interest) method. For loans and deposits denominated in Pesos, with maturities greater than 92 days, interest is recognized on a compounded basis, which provides for an increasing effective rate over the life of the loan or deposit.

As of January 1, 1997, the Bank began offering time deposits to its customers where the interest paid is a product of two components:

- A fixed return where the interest expense is recognized under the effective interest method.
- A variable return, which is indexed, linked. For this component the interest expense is recognized in accordance with the variation in the underlying index.

The Bank suspends the accrual of interest generally when the related loan is past due and the collection of interest and principal is in doubt. The suspension of interest corresponds to the loans classified as "with problems" and "defective fulfillment", or below under the Argentine Central Bank's classification rules. Accrued interest remains on the Bank's books and is considered to be part of the loan balance when determining the allowance for loan losses. Interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

2.4 Foreign Exchange and Securities Activities

The Bank enters into forward contracts to buy or sell currencies or securities at future dates. A receivable and a payable are reflected at the time of the agreement, which reflect the amounts of cash and currencies or securities to be exchanged at the closing date. The difference between the value of the receivable and payable at the original transaction date (premium) is deferred and amortized over the contract life.

The Bank enters into purchases and sales of government securities under agreements to resell or repurchase.

For investments sold under agreements to repurchase, the Bank records the sale of the securities and the amounts of cash and securities to be paid and received, respectively, at the initial transaction date. The premiums paid are deferred and amortized over the contract life.

For investments purchased under agreements to resell, the Bank records the purchase of the securities and the amounts of securities and cash to be paid and received, respectively, at the initial transaction date. The premiums received are deferred and amortized over the contract life.

The Bank purchases and sells foreign currencies on behalf of its customers, which will settle the next day. An asset or liability is reflected for the amounts due from or to the customer and a corresponding asset or liability is reflected for the currency to be exchanged.

The Bank's receivables or payables representing the future receipt or delivery of currencies or securities are adjusted to reflect the current market prices of such currencies or securities except for government securities under repurchase agreements that are designated by the Bank as investment securities.

2.5 Allowance for Loan Losses

The Bank provides for estimated future possible losses on loans and the related accrued interest generally through the establishment of an allowance for loan losses. The allowance charged to expenses is determined by management based upon loan classifications, actual loss experience, current and expected economic conditions delinquency aging, and an evaluation of potential losses in the current loan portfolio with specific attention to loans where any evidence that may negatively affect the Bank's ability to recover the loan and accrued interest is known.

Considering the recent economic measures mentioned in Note 1, that has had a significant impact on the economic and financial situation of the Bank's customers, additional allowances of Ps. 39,076 were established.

Argentine Central Bank Communiqué "A" 3418 resolved to extend for additional 31 days the length of time a borrower can be past due for borrowers in the normal and potential risk/inadequate performance categories. This additional term applied only to December 2001 classification.

2.6 Investments in Other Companies

Investments in Other Companies include equity investments in companies where a minority interest is held, including investments in infrastructure companies and utilities.
Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists. Significant influence is considered to be present in one of the following situations:

- Ownership of a portion of a related company's capital granting the voting power necessary to influence the approval of such company's financial statements and profits distribution.
- Representation in the related company's Board of Directors or corporate governance body.
- Participation in the definition of the related company's policies.

- Existence of significant transactions between the company holding the interest and the related company (for example, when the former is the latter's only supplier or by far its most important client)
- Interchange of senior officers among companies.
- Technical dependence of one of the companies on the other.

Permanent equity investments in companies where corporate decision are not influenced, in terms of the criteria listed above, are accounted for at the lower of cost or share of net book value of the investee.

2.7 Fixed assets and miscellaneous assets

Fixed assets and miscellaneous assets are stated at cost. Depreciation of those properties, which were subject to the technical revaluation, is reflected in the statements of income.

The depreciation of fixed assets and miscellaneous assets is calculated, where appropriate, based on the revalued amounts of such assets using the straight-line method at rates based on the estimated useful lives of the related assets. The estimated useful lives are 50 years for properties, 10 years for furniture and fixtures and 5 years for others. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

The cost of maintenance and repairs is charged to income. The cost of significant renewals and improvements is added to the carrying amount of the respective fixed assets. The carrying amounts and accumulated depreciation allowances for assets sold or retired are eliminated from the respective accounts and gains or losses realized on disposition are reflected in the statements of income.

2.8 Intangible Assets

Intangible assets are stated at cost and are amortized on a straight-line basis over 120 months for goodwill and over a maximum of 60 months for organization and development costs. Organization and development costs, in accordance with Argentine Central Bank rules, include compensation and severance payments to personnel affected by a restructuring.

Under Argentine Banking GAAP, goodwill is no longer recognized as an asset when it is estimated that amounts of future income will not be sufficient to absorb the amortization of goodwill or when there are other reasons to presume that the amount of an investment that has been made will not be recovered in full.

2.9 Income Tax

Argentine Central Bank regulations require income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations.

2.10 Statement of Cash Flows

For purposes of reporting cash flows, "Cash and cash equivalents" include "Cash and due from banks". The statement of cash flow was prepared using Argentine Banking GAAP measurement methods and

U.S. GAAP presentation. Securities classified as investment securities under Argentine Banking GAAP have been classified as available-for-sale securities under U.S. GAAP presentation.

2.11 Reclassifications

Certain balances from prior years have been reclassified to conform to the current year presentation.

2.12 Derivative financial instruments

The Bank uses a variety of derivative financial instruments, including forward contracts, options and interest rate futures as part of its overall risk management strategy and for trading purposes.

Forward Contracts

The Bank uses forward contracts in foreign exchange, government securities and private securities in order to adjust its exposure to interest rate and exchange rate risk arising from its trading activities. At the transaction date the Bank recognizes a receivable or payable for the value of the cash and the foreign currencies or securities to be exchanged. The difference between this value of the receivable and payable at the transaction date and the value at which the asset and liability will be settled in accordance with the forward contract is deferred and amortized over the period of the contract. Subsequent fluctuations in the market value of the cash and the foreign currencies or securities to be exchanged are reflected in the income statement.

Option Contracts

The Bank enters into certain option contracts to hedge its exposure to interest payments that are linked to other financial asset's prices. The Bank attempts to synthetically create a long position in such financial assets by purchasing a call option with a strike price equivalent to the price of the financial asset at the date the index-linked deposit instrument is entered into. Simultaneously, a call option is written with a strike price equivalent to the maximum price of the financial asset for which interest may be calculated.
The life of the options is matched to the term of the time deposits. The Bank accounts for these instruments by offsetting the gain on the options against the variable expense incurred on the time deposits. The premiums paid and collected are amortized over the life of the option contracts. In this way the interest expense recorded by the Bank on the time deposits is equal to the fixed component of the time deposits plus (or minus) the difference in the caption premiums paid and collected.

3. Restricted Assets

In accordance with Argentine Central Bank regulations, the Bank is required to maintain average monthly assets (for example, remunerated cash-balances in accounts with foreign correspondents, government securities purchased under agreements to resell with the Argentine Central Bank and Argentine Central Bank Liquidity Bills).

The required daily averages calculated on a monthly basis for the month ending on each balance sheet date were as follows:

Notes to the Consolidated Financial Statements

For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

	Grupo Galicia				Banco Galicia	
	December 31,				June 30,	
	2001 (1)		2000		2000	
Peso balances	Ps.	-	Ps.	521,217	Ps.	568,827
Foreign currency balances		-		1,432,525		1,286,639

(1) The Argentine Central Bank determined that the minimum liquidity and reserve requirement balances for would be computed on a quarterly basis beginning in January 2002. Under these new regulations there is no minimum liquidity requirement at December 31, 2001.

Certain of the Bank's other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	Grupo Galicia				Banco Galicia	
	December 31,				June 30,	
	2001		2000		2000	
Funds and securities pledged under various arrangements	Ps.	403,549	Ps.	227,918	Ps.	254,440
Loans pledged under borrowing arrangements related to						
Equity investments in other companies (1)		27,556		15,226		15,297
Deposits in the Argentine Central Bank, frozen under						
Argentine Central Bank regulations		1,757		962		992
New York Branch (funds, government securities and						
Certificates of deposit)		29,056		28,809		29,262
Loans granted as collateral		4,820,391		1,505		4,355
Total		5,282,309	Ps.	274,420	Ps.	304,346

(1) The Bank has granted a senior pledge on all its shares in Correo Argentino S.A., in favor of the International Finance Corporation, Inter American Development Bank and a syndicate of local institutions, as collateral for financing granted to that company. The Argentine Central Bank through resolution No. 408 dated September 9, 1999 authorized this transaction.
According to the contract signed, in the event of a deficit in funds, the Bank and the majority shareholder of Correo Argentino S.A. should hold the financial creditors harmless from any non-compliance as a result of such deficit. Under the terms of the contract, Correo Argentino should inform the Bank and Socma Americana S.A. of the existence of any deficit. At the date of these financial statements, the Bank had not been notified of any requirement in this connection.

As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies. At the date of these financial statements, the Bank had not been notified of any requirement in this connection. At December 31, 2001, management estimates that the maximum amounts of assistance that may be required amounted to approximately Ps. 55,000.

(Expressed in thousands of Argentine pesos, except as noted)

4. Interest-Bearing Deposits with Other Banks

At December 31, 2001, December 31, 2000 and June 30, 2000 the overnight foreign bank interest-bearing deposits are included in loans and amounted to Ps. 170,918, Ps. 360,465 and Ps. 487,315, respectively.

5. Government and Corporate Securities

The government and corporate securities classification set forth below was determined in accordance with Argentine Banking GAAP. After March 1, 1999, there are no limits to the time an investment must be held and the matched funding requirement was eliminated.

For investments to be classified as available-for-sale, they had to be held for at least three months. The available-for-sale category was eliminated by the Argentine Central Bank effective March 1, 1999.

Securities classified as investment securities under Argentine Banking GAAP were classified as available-for-sale securities under US GAAP. See Note 39 to the Consolidated Financial Statements.

Government and corporate securities held by the Bank consist of the following at the respective balance sheet dates:

	Grupo Galicia				Banco Galicia	
	December 31,				June 30,	
	2001		2000		2000	
Government Securities						
Quoted:						
Carried at market value						
Held for trading purposes:						
Brady Bonds	Ps.	-	Ps.	2,431	Ps.	2,915
Government Bonds		143		3,692		7,405
Argentine Treasury Bonds		5,008		19,296		254,711
US Government Bonds		49,024		25,791		24,630
Others		4,363		21,023		22,263
Total trading securities	Ps.	58,538	Ps.	72,233	Ps.	311,924
Carried at amortized cost						
Held for investment purposes						
Government Bonds		-		-		64,553
Argentine Treasury Bonds		-		4,581		34,216
Total investment securities	Ps.	-	Ps.	4,581	Ps.	98,769
Unquoted						
Fiscal Credit Certificate (*)		53.006		-		-
Others		12,587		545		624
Less: Reserve for market valuation		(116)		(116)		(116)
Total government securities	Ps.	124,015	Ps.	77,243	Ps.	411,201
Corporate Securities						
Corporate shares		9		-		-
Negotiable obligations (quoted)		5,385		5,959		7,353
Others		500		13		681
Total government and corporate securities	Ps.	129,909	Ps.	83,215	Ps.	419,235

(*) Government securities collateralized by future tax payments.

(Expressed in thousands of Argentine pesos, except as noted)

6. Loans

The lending activities of the Bank consist of the following:

Loans to the non-financial public sector: represent loans to the federal and provincial governments of Argentina.
Loans to the financial sector: represent loans to banks and financial entities.

Loans to the non-financial private sector and residents abroad: include the following types of lending:

Overdrafts - short-term obligations drawn on by customers through overdrafts. Also, prefinancing of exporters and other customers in connection with documents evidencing the future receipt of cash.

Notes - endorsed promissory notes, discounted and purchased bills and factored loans.

Mortgage loans - loans to purchase or improve real estate and collateralized by such real estate or commercial loans secured by real estate.

Pledge loans - loans where collateral is pledged as an integral part of the loan document.

Credit card loans - loans to credit cards holders.

Consumer loans - loans to individuals.

Others - includes mainly placements in foreign banks – short-term deposits in foreign banks.

Under Argentine Banking GAAP, the Bank must disclose the composition of the loan portfolio by non-financial public sector, financial sector and non-financial private sector and residents abroad. Additionally, the type of guarantee on non-financial private sector loans, which corresponds to the type of collateral, pledged on the loans (preferred guarantees related to a recorded right of first lien), is also required to be disclosed. The classification of the loan portfolio in this regard is as follows:

	Grupo Galicia December 31, 2001		Grupo Galicia December 31, 2000		Banco Galicia June 30, 2000
Non-financial public sector	3,974,437	Ps.	2,615,335	Ps.	2,503,694
Financial sector (Argentine)	86,607		508,924		361,223
Non-financial private sector and residents abroad					
With preferred guarantees	2,078,263		2,036,541		1,861,665
With other guarantees	766,922		981,515		894,708
Unsecured	2,695,685		3,369,620		3,967,281
	5,540,870		6,387,676		6,723,654
Provision for loan losses (see Note 7)	(476,651)		(270,495)		(261,799)
Total	9,125,263	Ps.	9,241,440	Ps.	9,326,772

(Expressed in thousands of Argentine pesos, except as noted)

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations at December 31, 2001, 2000 and June 30, 2000, respectively:

	Grupo Galicia		Banco Galicia
	December 31,		June 30,
	2001	2000	2000
Financial services industry	3.11 %	9.62 %	9.38 %
Public sector	41,39 %	27.49 %	26.11 %
Agriculture and livestock	6.48 %	7.29 %	7.01 %
Consumer	21.11 %	22.17 %	19.49 %

During fiscal years 2000 and 1999, the Bank granted loans to the Bank's related parties including related officers and companies. Total loans outstanding to these persons at June 30, 2000 and 1999 amounted to Ps. 65,388 and Ps. 48,197, respectively. The change from June 30, 1999 to June 30, 2000 reflects payments amounting to Ps. 85,253 and advances of Ps. 102,444.

As of December 31, 2000 the loans outstanding to these persons amounted Ps. 69,523 and the charge from June 30, 2000 to December 31, 2000 reflects payments amounting to Ps. 111,211 and advances of Ps. 115,346.

The total loans outstandings at December 31, 2001 amounted Ps. 106,337, and the change from December 31, 2000 to December 31, 2001 reflects payments amounting to Ps. 212,256 and advances 249,070.

Such loans were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in management's opinion, represent normal credit risk.

7. Allowance for Loan Losses

The activity in the allowance for loan losses for the fiscal year ended December 31, 2001, for the six-month period ended December 31, 2000 and for the two fiscal years ended June 30, 2000 and 1999 is as follows:

	Grupo Galicia		Banco Galicia	
	Year ended December 31,	Six-month period ended December 31,	Years ended June 30,	
	2001	2000	2000	1999
Balance at beginning of year	270,495	Ps. 261,799	Ps. 268,284	Ps. 217,015
Allowance of acquired companies	-	-	-	30,437
Allowance charged to income	418,436	115,240	240,776	204,423
Prior allowances reversed	(916)	(1,330)	(1,550)	(127)
Loans charged off	(211,364)	(105,214)	(245,711)	(183,464)
Balance at end of the period/year	Ps. 476,651	Ps. 270,495	Ps. 261,799	Ps. 268,284

Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The "Loan loss provision" in the accompanying income statements includes:

(Expressed in thousands of Argentine pesos, except as noted)

	Grupo Galicia				Banco Galicia			
	Year ended December 31,		Six-month period ended December 31,		Years ended June 30,			
	2001		2000		2000		1999	
Provisions charged to income	Ps.	418,436	Ps.	115,240	Ps.	240,776	Ps.	204,423
Direct charge-off		19,130		7,470		7,879		10,661
Other receivables losses		19,800		873		771		925
Financial leases		329		98		40		29
	Ps.	457,695	Ps.	123,681	Ps.	249,466	Ps.	216,038

The Bank has entered into certain troubled debt restructuring agreements with customers. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps. 21,615, Ps. 22,503, Ps. 22,994 and Ps. 29,653 at December 31, 2001, 2000, June 30, 2000 and 1999, respectively.

8. Other Receivables Resulting from Financial Brokerage

The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	Grupo Galicia				Banco Galicia	
	December 31,				June 30,	
	2001		2000		2000	
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	64,282	Ps.	2,717,174	Ps.	2,163,091
Other guarantees		7,393		11,838		507
Unsecured		1,675,422		3,140,488		2,683,088
Less: Allowance for doubtful accounts		(7,463)		(10,413)		(16,542)
	Ps.	1,739,634	Ps.	5,859,087	Ps.	4,830,144

The Bank enters into forward transactions in foreign currencies. The assets and corresponding liabilities related to forward transactions in foreign currencies are as follows:

	Grupo Galicia				Banco Galicia	
	December 31,				June 30,	
	2001		2000		2000	
Forward foreign exchange purchases:						
Forward purchases of foreign exchange	Ps.	343	Ps.	90,105	Ps.	49,619
Creditors for forward purchases of foreign exchange (*)		333		90,166		49,342
Forward foreign exchange sales:						
Forward sales of foreign exchange		169,758		1,023,852		959,068
Debtors for forward sales of foreign exchange (*)		169,749		1,023,914		958,813

(*) Forward price of currency contracts net of premiums deferred at end of period.

The breakdown of the caption "others" included in the balance sheet is as follows:

(Expressed in thousands of Argentine pesos, except as noted)

	Grupo Galicia				Banco Galicia	
	December 31,				June 30,	
	2001		2000		2000	
Mutual funds	Ps.	9,935	Ps.	16,832	Ps.	16,203
Financial trust participation certificates (See note 34)		560,677		486,556		58,800
Unearned premiums for repo transactions		9,023		37,111		47,485
Structured notes		-		449,499		459,004
Accrued commissions		15,735		7,117		10,751
Margin		-		3,655		3,559
Others		109,948		72,570		52,390
	Ps.	705,318	Ps.	1,073,340	Ps.	648,192

9. Equity Investments in other Companies

Banco Galicia signed an agreement to sell 100% of its 12% interest in Inversora en Distribución de Entre Ríos S.A. in two steps. In December 2000, the Bank sold 49% of its equity stake for Ps. 11,779 with a gain of Ps. 2,953. For the sale of the remaining 51% the Bank received a call option with an exercise price of Ps. 12,281. On June 28, 2001, the Bank sold the remaining 51% of its interest in this company for Ps. 11,431 obtaining a gain of Ps. 1,338.

On December 27, 2000 the Unanimous Ordinary Meeting of Shareholders of Sudamericana Holding S.A. resolved to increase the company's capital, which was fully subscribed by Grupo Galicia and Banco Galicia. As a result of this, Grupo Galicia holds 37.5% and Banco Galicia, 12.50% respectively, of the shares and voting rights of Sudamericana Holding S.A. This transaction was approved by the National Commission for the Defense of Competition, on August 2001. The purchase consideration was Ps. 5,422. The difference between the amount paid up and the equity value generated goodwill of Ps. 2,419.

During December 2000, Banco Galicia sold to Sudamericana Holding S.A. 83,333 ordinary shares of Galicia Vida Companía de Seguros S.A., which represents 12.5% of this company's capital stock. The total price of the transaction amounted to Ps. 1,506.

In September 2001, Grupo Galicia S.A. acquired from Hartford Life International Ltd. (Bermuda) 50% of the capital stock and voting rights of Sudamericana Holding S.A., so the equity interest held by Grupo Financiero Galicia in that company in now 87.50%. The price of the transaction amounted to Ps. 9,556. The difference between the price paid and the equity value generated goodwill of Ps. 4,016.

On August 30, 2001, Grupo Financiero Galicia S.A. also purchased 175,000 ordinary, book-entry shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A. The price paid for this transaction amounted Ps. 5,369 and the goodwill generated amounted Ps. 3,397.

Moreover, the Bank has a 20% interest in Banelco S.A.

All of these investments are accounted for under the equity method. As at December 31, 2001 and 2000, the Bank had an interest of 12.5% or less in the other investments.

On March 21, 2001, the Board of Directors of the Bank decided to sell it's 22.71% equity interest in Banco Barclays e Galicia S.A. (10,449,541 shares), under the terms of the public tender offer that took place in

(Expressed in thousands of Argentine pesos, except as noted)

Brazil and was made by Barclays Bank plc to purchase all of Banco Barclays e Galicia S.A.'s shares. The price set by Barclays Bank plc was R$5.77 (5.77 Brazilian Reais) per share, equivalent to Ps.2.67 per share at the March 19, 2001 exchange rate of R$2.165 per peso. This transaction closed in August 2001 and led to a gain on sale of Ps. 6,616.

Equity investments in other companies held by the Bank consist of the following at the respective balance sheet dates:

	Grupo Galicia				Banco Galicia	
	December 31,				June 30,	
	2001		2000		2000	
In Financial Institutions, supplementary and authorized activities						
Banelco S.A	Ps.	3,673	Ps.	3,411	Ps.	5,598
Banco Barclays e Galicia S.A		-		16,422		23,524
Visa Argentina S.A		431		431		431
Mercado de Valores de Buenos Aires		2,975		2,975		2,975
Banco Latinoamericano de Exportaciones S.A		528		520		428
Galicia Advent Socma Private Equity Fund Ltd		2,889		2,194		2,277
Others		1,145		613		558
Total Financial Institutions, supplementary and authorized activities	Ps.	11,641	Ps.	26,566	Ps.	35,791

	Grupo Galicia				Banco Galicia	
	December 31,				June 30,	
	2001		2000		2000	
In Non-financial Institutions						
Aguas Argentinas S.A	Ps.	20,794	Ps.	20,794	Ps.	20,794
Inversora Diamante S.A		5,874		6,111		6,203
Inversora Nihuiles S.A		7,148		7,461		7,461
Electrigal S.A		2,475		2,475		2,573
Aguas Provinciales de Santa Fe S.A		7,900		7,900		7,900
Galicia Vida Compañía de Seguros S.A		-		-		1,484
Inversora en Distribución de Entre Rios S.A		-		9,842		19,298
A.E.C. S.A		2,786		3,980		3,980
Aguas Cordobesas S.A		3,250		3,250		3,250
Sudamericana Holdings		-		5,810		-
Correo Argentino S.A		12,462		12,463		12,462
Caminos de la Sierra S.A		2,660		-		-
Tradecom International N.V.		5,188		-		-
Others		983		892		602
Total in non-financial institutions		71,520	Ps.	80,978	Ps.	86,007
Allowances		(15,242)	Ps.	(9,611)	Ps.	(7,074)
Total Equity investments in other companies	Ps.	67,919	Ps.	97,933	Ps.	114,724

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

10. Fixed Assets and Intangible Assets

The major categories of Grupo Galicia's premises and equipment and accumulated depreciation, as of December 31, 2001, December 31, 2000 and as of the end of the fiscal year ended June 30, 2000 are as follows:

	Grupo Galicia December 31,				Banco Galicia June 30,	
	2001		2000		2000	
Land and buildings	Ps.	251,148	Ps.	229,375	Ps.	222,035
Furniture and fixtures		62,200		54,871		51,557
Machinery and equipment		114,450		110,863		105,960
Vehicles		2,863		2,440		2,453
Others		5,505		3,249		3,270
Accumulated depreciation		(152,842)		(136,943)		(125,211)
	Ps.	283.324	Ps.	263,855	Ps.	260,064

The major categories of intangible assets as of December 31, 2001, 2000 and as of the end of fiscal year ended June 30, 2000 are as follows:

	Grupo Galicia December 31,				Banco Galicia June 30,	
	2001		2000		2000	
Goodwill, net of accumulated amortization of Ps. 39,078, Ps. 21,371 and Ps. 16,203, respectively	Ps.	126,455	Ps.	84,241	Ps.	69,146
Organization and development expenses, net of accumulated amortization of Ps. 86,422, Ps.99, 782 and Ps. 91,184, respectively		99,347		85,197		78,971
	Ps.	225,802	Ps.	169,438	Ps.	148,117

Organization and development expenses include software and the related implementation services purchased from third parties, with a net book value of Ps. 72,058, Ps. 51,440 and Ps. 43,002 at December 31, 2001, December 31, 2000 and June 30, 2000, respectively.

In addition, as described in note 2.8, the Bank capitalized certain compensation and severance payments. The net book values related to this item is Ps. 356 at June 30, 2000, respectively, and Ps. 137 at December 31, 2000. At December 31, 2001, the bank did not mantain any balance relating to compensation and severance payments.

The table below shows the components of goodwill by type of activity for the periods presented.

(Expressed in thousands of Argentine pesos, except as noted)

	Grupo Galicia				Banco Galicia	
	December 31,				June 30,	
	2001		2000		2000	
Investment	Ps.	10,095	Ps.	3,408	Ps.	-
Banking		64,615		20,741		19,711
Regional Credit Card issuing companies		51,745		60,092		49,435
Others		-		-		-
	Ps.	126,455	Ps.	84,241	Ps.	69,146

11. Miscellaneous Assets

Miscellaneous assets consisted of the following as of December 31, 2001, December 31, 2000 and as of the end of the fiscal year ended June 30, 2000:

	Grupo Galicia				Banco Galicia	
	December 31,				June 30,	
	2001		2000		2000	
Construction in progress	Ps.	15,721	Ps.	9,112	Ps.	5,184
Deposits on fixed asset purchases		1,756		3,414		3,024
Stationery and supplies		1,979		2,119		2,228
Real estates properties held for sale		39,456		26,596		22,640
Assets acquired through foreclosures		6,269		5,899		338
Others		40,698		34,496		40,497
	Ps.	105,879	Ps.	81,636	Ps.	73,911

12. Other Allowances and Reserves

Allowances on other assets and reserves for contingencies are as follows:

	Grupo Galicia				Banco Galicia	
	December 31,				June 30,	
	2001		2000		2000	
Allowances against asset accounts:						
Other receivables resulting from financial brokerage, for collection risk (a)	Ps.	7,463	Ps.	10,413	Ps.	16,542
Assets under financial leases		511		182		84
Equity investments in other companies (b)		15,242		9,611		7,074
Miscellaneous receivables, for collection risk (a)		25,211		10,549		5,122
Reserves for contingencies:						
For severance payments (c)		1,515		1,638		1,757
Litigations (d)		24,422		10,044		8,534
Taxes (e)		-		655		655
Sundry liabilities arising from credit card activities (f)		3,465		2,656		2,910
Other commitments (g)		5,235		1,076		1,010
Total reserves for contingencies	Ps.	34,637	Ps.	16,069	Ps.	14,866

(Expressed in thousands of Argentine pesos, except as noted)

(a) Based upon an assessment of debtors' performance, economic and financial situation and the guarantees collateralizing their respective transactions.

(b) Includes the estimated losses due to the excess of the cost plus dividend method over the equity method in non-majority owned equity investments.

(c) Estimated amounts payable under labor lawsuits filed against the Bank relating to terminated employees.

(d) Litigation arising from different types of claims from customers (e.g., claims for thefts from safe deposit boxes, the cashing of checks that have been fraudulently altered, discrepancies in deposits and payments services that the Bank renders, etc).

(e) Probable taxes and surcharges arising from items under discussion with the Argentine tax authorities.

(f) Reserves for rewards to be given under a credit card reward program, for a guarantee of credit card receivables and for the estimated liability for the insurance of the payment of credit card balances in the event of the death of the credit card holder.

(g) Represents the contingent commitments related to clients in categories other than the "normal" categories under Argentine Banking GAAP.

13. Other Liabilities Resulting from Financial Brokerage- Argentine Central Bank

The Bank borrows funds under various credit facilities obtained from the Argentine Central Bank for specific purposes as follows:

	Grupo Galicia		Banco Galicia
	December 31,		June 30,
	2001	2000	2000
Description			
Long-term liabilities:			
Other	Ps. 316,479	Ps. 2,585	Ps. 3,230
Argentine Central Bank's liquidity loans (*)	1,234,000	-	-
Total long-term liabilities	1,550,479	2,585	3,230
Short-term liabilities:			
Other Central Bank obligations	311	1,850	2,696
Accrued interest	6,266	15	19
	Ps. 1,557,056	Ps. 4,450	Ps. 5,945

(*)Decree No. 905/02 of the Executive Power established the method for repayment , the details of which are pending.

(Expressed in thousands of Argentine pesos, except as noted)

14. Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions.

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	Grupo Galicia		Banco Galicia
	December 31,		June 30,
	2001	2000	2000
Description			
Bank and International Entities			
Long term liabilities:			
Compañia Interamericana de Inversiones	Ps. 69,500	Ps. 99,121	Ps. 100,252
International Finance Corporation (I.F.C.)	300,946	302,881	309,692
Nederlands Financierings Maatschappij Voor Ontwikkeling Slande N.V (F.M.O.)	19,294	25,826	28,650
Other foreign banks	104,850	4,562	20,597
Total long-term liabilities	494,590	432,390	459,191
Short-term liabilities:			
Other lines of credit from foreign banks	257,480	470,962	526,055
Total Bank and International Entities	Ps. 752,070	Ps. 903,352	Ps. 985,246
Domestic and Financial Institutions			
Long term liabilities:			
BICE (Banco de inversiones y Comerccio Exterior)	140,436	107,856	114,450
Total long term liabilities	140,436	107,856	114,450
Short-term liabilities:			
Other lines of credit from domestic banks	19,423	54,946	48,002
Total Domestic and Financial Institutions	159,859	162,802	162,452
TOTAL	Ps. 911,929	Ps. 1,066,154	Ps. 1,147,698

Accrued interest on the above liabilities was Ps. 23,599, Ps. 29,526, Ps. 19,689 at December 31, 2001, 2000, June 30, 2000, respectively.

Loans from Banco de Inversión y Comercio Exterior for the purchase of fixed assets with an interest rate of 2% per annum, with maturities ranging from 1 to 9 years. In addition, there are loans from Banco de Inversión y Comercio Exterior for financing investment projects, increasing the export capacity and financing the Global Multisectorial Credit Program. These loans carry interest at floating rates that range between 4.41% and 8.98%, with maturities ranging between 1 and 10 years. Maturities of borrowings from the Cía. Interamericana de Inversiones and from the F.M.O. are between 1 and 7 years, with interest rates varying from between 5.00% to 9.75%.

Loans from the International Finance Corporation are at variable interest rates, ranging from 6.10% to 7.15% with maturities between 1 and 7 years. The liabilities with other foreign banks amounting to Ps. 104,850 at December 31, 2001, correspond to several banks with maturities up to 4 years, and annual interest rates between 3.00 and 7.74%.

Short-term credit lines with domestic banks have a weighted-average interest rate of approximately 9.00%. Short-term credit lines from other foreign banks are used for import financing and export prefinancing. The average interest rates agreed with these banks range from 4.35% to 7.51%.

(Expressed in thousands of Argentine pesos, except as noted)

As of December 31, 2001, maturities of the above long-term loans for each of the following five fiscal years and thereafter are as follows:

2002	Ps.	337,961
2003		112,249
2004		88,354
2005		34,943
2006		24,343
Thereafter		37,176
	Ps.	635,026

The Bank had available unused lines of credit as follows.

	Grupo Galicia				Banco Galicia	
	December 31, 2001		December 31, 2000		June 30, 2000	
Short-term lines	Ps.	1,331,481	Ps.	611,903	Ps.	1,071,700
Long-term lines		509,503		460.540		456,909
	Ps.	1,840,984	Ps.	1,072,443	Ps.	1,528,609

No commitment fees are paid on these lines of credit.

15. Other Liabilities Resulting from Financial Brokerage- Negotiable Obligations

The Board of Directors is authorized to determine all of the conditions of each issuance of negotiable obligations, including timing, currency, price, manner and payment terms. The amounts outstanding and the terms corresponding to outstanding negotiable obligations are as follows:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

	Maturity	Annual Interest Rate	Grupo Galicia December 31, 2001	Grupo Galicia December 31, 2000	Banco Galicia June 30, 2000
Long-term liabilities:					
M.I.G.A. S 2					
(Semi-annual interest, principal payable every six months)	2005	4.00%	Ps. 10,319	-	-
M.I.G.A. S 1					
(Semi-annual interest, principal payable every six months)	2005	4.00%	43,170	Ps. 49,187	Ps. -
Seventh series					
(Semi-annual interest, principal payable at maturity)	2003	9.00%	199,032	198,510	198,237
Sixth series					
(Semi-annual interest, principal payable at maturity)	2002	5.48%	149,851	149,683	149,550
Global Program – 3rd Series					
(Semi-annual interest, principal payable at maturity)	2000	10.00%	-	-	99,887
Global Program - 1st Series (F.R.N.)					
(Semi-annual interest, principal payable at maturity)	2001	8.75%	-	249,320	248,883
Total long-term liabilities			Ps. 402,372	Ps. 646,700	Ps. 696,557

	Maturity	Annual Interest Rate	Grupo Galicia December 31, 2001	Grupo Galicia December 31, 2000	Banco Galicia June 30, 2000
Short-term liabilities:					
Tarjetas del Mar 4th Series					
(Interest fixed, principal payable at maturity)	2000	10.03%	-	-	11,957
Tarjetas del Mar 5th Series					
(Interest fixed, principal payable at maturity)	2000	9.06%	-	-	7,720
Tarjeta Naranja 4th Series					
(Interest fixed, principal payable at maturity)	2000	9.42%	-	-	18,956
Tarjeta Naranja 5th Series					
(Interest fixed, principal payable at maturity)	2000	9.88%	-	-	28,897
Tarjeta Comfiar 3rd Series					
(Interest fixed, principal payable at maturity)	2000	10.27%	-	-	14,975
Tarjeta Comfiar 4th Series					
(Interest fixed, principal payable at maturity)	2000	9.24%	-	-	12,522
Tarjetas Cuyanas 1st Series					
(Interest fixed, principal payable at maturity)	2000	9.42%	-	-	14,573
United States Commercial Paper 3rd Series					
(Semi-annual interest, principal payable at maturity)	2000	6.15%	-	-	164,389
Tarjeta Naranja 8th Series					
(Interest fixed, principal payable at maturity)	2001	10.80%	-	29,192	-
Tarjetas del Sur 1st Series					
(Interest fixed, principal payable at maturity)	2001	13.00%	-	9,844	-
Tarjetas del Mar 6th Series					
(Interest fixed, principal payable at maturity)	2001	9.91%	-	10,816	-
Tarjetas del Mar 7th Series					
(Interest fixed, principal payable at maturity)	2001	9.10%	-	7,247	-
Tarjeta Naranja 6th Series					
(Interest fixed, principal payable at maturity)	2000	9.42%	-	19,060	-
Tarjeta Naranja 7th Series					
(Interest fixed, principal payable at maturity)	2000	10.23%	-	19,489	-

Notes to the Consolidated Financial Statements

For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

Tarjeta Comfiar 5th Series (Interest fixed, principal payable at maturity)	2000	10.28%	-	20,841	-
United States Commercial Paper 4th Series (Semi-annual interest, principal payable at maturity)	2001	6.56%	-	272,157	273,269
United States Commercial Paper 5th Series (Semi-annual interest, principal payable at maturity)	2001	6.50%	-	186,754	-
Tarjetas del Mar 9th Series (Interest fixed, principal payable at maturity)	2002	16.77%	Ps. 7,963	-	-
Tarjeta Naranja 26th Series (Interest fixed, principal payable at maturity)	2002	16.13%	27,631	-	-
Tarjetas Cuyanas 11h Series (Interest fixed, principal payable at maturity)	2002	15.51%	4,976	-	-
Tarjeta Comfiar 9th Series (Interest fixed, principal payable at maturity)	2002	16.22%	24,247	-	-
Tarjeta Naranja 6th Series (Interest fixed, principal payable at maturity)	2002	17.18%	19,413	-	-
Tarjetas Cuyanas 9th Series (Interest fixed, principal payable at maturity)	2002	16.10%	9,897	-	-
Tarjetas Cuyanas 10th Series (Interest fixed, principal payable at maturity)	2002	16.26%	1,979	-	-
Tarjeta Naranja 24th Series (Interest fixed, principal payable at maturity)	2002	16.70%	52,775	-	-
Tarjetas del Mar 10th Series (Interest fixed, principal payable at maturity)	2002	14.92%	14,991	-	-
Tarjeta Naranjar 25th Series (Interest fixed, principal payable at maturity)	2002	15.82%	23,971	-	-
United States Commercial Paper 6th Series (Semi-annual interest, principal payable at maturity)	2002	4.14%	248,962	-	-
			436,805	575,400	547,258
			Ps. 839,177	Ps. 1,222,100	Ps. 1,243,815

Interest and principal on all of the above debt securities are payable in U.S. dollars.

Accrued interest on the above liabilities was Ps. 10,352, Ps. 12,161 and Ps. 12,072 at December 31, 2001, 2000 and June 30, 2000 respectively.

Maturities of long-term negotiable obligations at December 31, 2001 are as follows:

2002	Ps.	149,851
2003		199,032
2004		-
2005		53,489
Total	Ps.	402,372

The New York branch launched a medium-term debt securities program for up to U.S. $500 million, of which U.S. $200 million were issued at December 31, 2001. The amounts outstanding are as follows:

(Expressed in thousands of Argentine pesos, except as noted)

			Grupo Galicia		Banco Galicia
		Annual	December 31,		June 30,
	Maturity	Interest Rate	2001	2000	2000
Long-term liabilities:					
New York - Third series (Semi-annual Interest, principal payable at maturity)........	2002	7.88%	Ps. 99,856	Ps. 99,634	Ps. 99,548
New York Fourth series (Semi-annual Interest, principal payable at maturity)........	2002	8.39%	99,8309	99,486	-
Total long-term liabilities			Ps. 199,686	Ps. 199,120	Ps. 99,548

Accrued interest on the above mentioned debt securities were Ps. 3,007 Ps. 3,690 and Ps. 6,694 at December 31, 2001, 2000 and June 30, 2000, respectively.

			Grupo Galicia	
		Interest	December 31,	December 31,
	Maturity	Rate	2001	2000
Short-term liabilities:				
Uruguay – First series	2001	6,33%	-	Ps. 82,553

The balances of the aforementioned debt securities program were included in "Other" under the caption "Other liabilities resulting from financial brokerage" in the accompanying balance sheet.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

16. Directors' and Syndics' Fees

The breakdown of the caption Directors' and syndics' fees in the income statement is as follows:

	Grupo Galicia		Banco Galicia	
	Year ended December 31,	Six-month Period ended December 31,	Years ended June 30,	
	2001	2000	2000	1999
GFG director's fees	Ps. 60	Ps. 31	-	-
GFG syndic's fees	60	60	-	-
Banco Galicia Directors' statutory fees	10,592	8,967	Ps. 29,446	Ps. 28,910
Banco Galicia Directors' administrative fees	2,574	1,247	2,499	2,498
Banco Galicia Syndics' fees	221	115	300	300
Subsidiary companies directors' and syndics' fees	2,571	1,504	4,451	3,538
	Ps. 16,078	Ps. 11,924	Ps. 36,696	Ps. 35,246

17. Contributions to the Social Services Institute for Banking Employees

For the year ended June 30, 1998, the contributions that the Bank was required to make to the Social Services Institute for Banking Employees (the "ISSB") were reduced from 1% to zero by a decree of the National Executive Power. As a result of this decree, the ISSB brought a legal action requesting the reinstatement of the 1% contribution. During the Bank's fiscal years 2000 and 1999, the 1% contribution would have amounted approximately to Ps. 14,300 and Ps. 12,000, respectively. For the fiscal year ended December 31, 2001 and for the six-month period ended December 31, 2000, the 1% contribution would have amounted approximately to Ps.16,000 and Ps. 7,900. This amount has not been provided for in the financial statements, as management has determined that it is not probable that the legal action will succeed.

Currently, the Bank Employees' Health Care Scheme (the "OSBA") has brought a legal action against all the financial institutions in the system, which has already been answered. In addition, the Federal Public Revenue Authority (the "AFIP") issued Order No. 6/99 ratifying that the OSBA is a legal entity other than ISSB, therefore it does not have any legal authority to claim the contribution. To date this situation has not been resolved, however, management believes that a possible unfavorable resolution of this matter would not have a significant impact on the Bank' s statements of income, cash flows or shareholders' equity.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

18. Balances in Foreign Currency

The balances of assets, liabilities and memorandum accounts denominated in foreign currencies (principally in U.S. dollars) are as follows:

	Grupo Galicia December 31,				Banco Galicia June 30,	
	2001		2000		2000	
Cash and due from banks	Ps.	284,539	Ps.	339,416	Ps.	413,541
Government and corporate securities		106,902		62,062		397,128
Loans		7,878,911		7,379,090		7,232,648
Other receivables resulting from financial brokerage		1,477,749		4,575,164		3,617,285
Assets under financial leases		44,216		17,151		8,157
Equity investments in other companies		6,131		19,146		22,567
Miscellaneous receivables		312,836		244,833		231,818
Bank premises and equipment		5,714		6,118		5,907
Intangible assets		2,876		3,229		2,848
Miscellaneous assets		737		43		45
In process items		7,302		18,385		843
Total	Ps.	10,127,913	Ps.	12,664,637	Ps.	11,932,787
Liabilities:						
Deposits	Ps.	4,973,124	Ps.	6,287,356	Ps.	6,070,741
Other liabilities resulting from financial brokerage		3,338,034		5,898,214		5,513,586
Sundry liabilities		12,438		4,950		2,270
In process items		3,816		1,335		107
Total	Ps.	8,327,412	Ps.	12,191,855	Ps.	11,586,704

19. Transactions with Related Parties

Grupo Galicia entered into certain transactions with controlled and equity-method subsidiaries during the fiscal year ended December 31, 2001, during the six-month period ended December 31, 2000 and during the fiscal year ended June 30, 2000 respectively, with the following revenues and expenses:

	Grupo Galicia Year ended December 31,		Grupo Galicia Six-month Period ended December 31,		Banco Galicia June 30,	
	2001		2000		2000	
Revenues recognized	Ps.	141,614	Ps.	66,840	Ps.	13,346
Expenses incurred		71,584		42,723		75,933

Notes to the Consolidated Financial Statements

For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

20. Breakdown of captions included in the Income Statement

	Grupo Galicia				Banco Galicia			
	Year ended December 31		Six-month period ended December 31,		Years ended June 30,			
	2001		2000		2000		1999	
Financial Income								
Other interest income resulting from financial brokerage:								
Interest on structured notes	Ps.	37,042	Ps.	18,573	Ps.	37,639	Ps.	35,531
Interest on purchased certificates of deposits		113		94		319		4,008
Others		12,442		1,336		791		19,353
	Ps.	49,597	Ps.	20,003	Ps.	38,749	Ps.	58,892
Others								
Premiums on reverse repos transactions		22,170		35,755		45,855		24,801
Difference in quotation of gold and foreign currency transactions		21,201		8,008		20,285		23,280
Premiums on foreign currency transactions		28,921		23,040		49,275		7,696
Others		3,576		895		740		-
	Ps.	75,868	Ps.	67,698	Ps.	116,155	Ps.	55,777
Financial Expenses								
Other interest expense resulting from financial brokerage:								
Discounts on negotiable obligations		20,195		15,996		33,345		22,917
Interest on negotiable obligations		71,285		42,689		70,372		73,257
Interest on other liabilities resulting from financial brokerage from other banks and international entities		105,413		60,986		94,410		100,682
	Ps.	196,893	Ps.	119,671	Ps.	198,127	Ps.	196,856
Others								
Contributions to the deposit guarantee system		15,631		7,484		19,971		23,339
Premiums on repo transactions		35,755		28,256		50,267		58,314
Contributions and taxes on financial income		26,593		10,442		21,523		18,803
Others		2,837		1,731		2,696		3,922
	Ps.	80,816	Ps.	47,913	Ps.	94,457	Ps.	104,378
Income from services								
Others								
Commissions on credit cards		136,260		68,467		156,856		146,831
Safety rental		3,353		1,604		3,350		3,485
Others		70,076		30,860		62,851		52,497
	Ps.	209,689	Ps.	100,931	Ps.	223,057	Ps.	202,813

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

	Grupo Galicia		Banco Galicia	
	Year ended December 31,	Six-month period ended December 31,	Years ended June 30,	
	2001	2000	2000	1999
Expenses for services				
Others				
Gross revenue taxes	Ps. 19,040	Ps. 9,296	Ps. 18,732	Ps. 14,772
Linked with credit cards	14,569	6,133	13,581	20,684
Others	16,038	6,330	8,335	4,273
	Ps. 49,647	Ps. 21,759	Ps. 40,648	Ps. 39,729
Administrative expenses				
Other operating expenses				
Rentals	28,364	13,270	25,280	22,836
Electricity and communications	31,808	16,529	35,110	34,418
Amortization of organization and development expenses	36,634	15,505	33,690	28,240
Depreciation of bank premises and equipment	27,983	12,597	24,993	20,998
Maintenance and repair expenses	20,531	9,723	19,922	17,992
Other operating expenses	24,067	11,426	22,613	22,344
	Ps. 169,387	Ps. 79,050	Ps. 161,608	Ps 146,828
Miscellaneous income				
Interest on miscellaneous receivables (1)	135,304	11,875	22,465	24,097
Premiums and commissions on insurance business	77,623	-	-	-
Reversal of income tax provision	47,127	-	-	-
Others	13,866	4,775	8,521	12,934
	Ps. 273,920	Ps. 16,650	Ps. 30,986	Ps. 37,031
Miscellaneous losses				
Claims	4,783	2,751	4,766	4,867
Amortization of goodwill	13,708	5,207	8,224	10,007
Commissions and expenses on insurance business	67,282	-	-	-
Others	16,315	13,225	14,198	7,854
	Ps. 102,088	Ps. 21,183	Ps. 27,188	Ps. 22,728

(1) Includes income related to securities sold under repurchase agreements.

21. Income Tax

Grupo Galicia recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year.

The income tax amounts estimated at December 31, 2001, 2000, June 30, 2000 and 1999 amounted to Ps. 72,182, Ps. 52,373, Ps 74,226 and Ps. 72,455, respectively. The statutory income tax rate at June 30, 1998 was 33% and at December 31, 2001, 2000, June 30, 2000 and 1999 was 35%.

(Expressed in thousands of Argentine pesos, except as noted)

22. Shareholders' Equity and Restrictions Imposed on the Distribution of Profits

The distribution of retained earnings in the form of dividends is governed by the Argentine Commercial Companies Law and Resolution N° 290/97 of the National Securities Commission ("the CNV"). These laws oblige Grupo Galicia to transfer 5% of its net income to a legal reserve until the reserve reaches en amount equal to 20% of the capital stock .

Under the Argentine Central Bank regulation, 20.0% of the Bank's net income must be allocated to a legal reserve, which is reflected in the statement of changes in shareholders' equity. Under Argentine law, cash dividends may be declared only out of unrestricted retained earnings.

The "Adjustments to shareholders' equity" caption in the statement of changes in shareholders' equity represents:

- the balance of the 1981 technical valuation of fixed assets of the Bank and its equity investees, available to absorb losses on the disposal or devaluation of such fixed assets;
- the inflation adjustment related to capital stock at the beginning of each period, adjusted to constant Pesos of August 31, 1995. Capital stock maintains its nominal (par) value at each balance sheet date; and
- the inflation adjustment related to the increase in capital stock from stock distributions (adjustments to capital). The adjustment represents the effect of inflation from the stock distribution date to the end of each period, and is restated to constant Pesos as of August, 31, 1995.

The Bank has annually distributed shares of common stock to its then-current shareholders in proportion to their holdings. Such distributions of stock are characterized under Argentine law as capitalization of retained earnings and capitalization of adjustments to capital. The shareholders must approve such distributions of stock.

23. Minimum Capital Requirements

The capital adequacy of Grupo Galicia is not under the supervision of the Argentine Central Bank. Grupo Galicia, has a minimum capital requirement from the Commercial Companies Law of Ps. 12.

Under the Argentine Central Bank regulations, the Bank is required to maintain minimum levels of equity capital, as defined ("minimum equity"). The minimum equity, is based upon risk-weighted assets, and the balances of Bank premises and equipment, intangible assets and unquoted equity investments. The required minimum equity and the Bank's equity calculated under the Central Bank requirements are as follows:

(Expressed in thousands of Argentine pesos, except as noted)

	Banco Galicia				
	Minimum Equity		Shareholder's Equity		Shareholder's Equity as a % of minimum equity
December 31, 2001	Ps.	853,155	Ps.	1,214,166	142.31
December 31, 2000	Ps.	899,576	Ps.	1,149,053	127.73
June 30, 2000	Ps.	812,079	Ps.	1,178,610	145.13

24. Earnings per Share

Stock distributions (see note 22 and 32) were declared to shareholders in 2001. Accordingly, all common share data include the effects of such distributions. Earnings per share is based upon the weighted average of common shares outstanding in the amount of 1,092,407,017 and 1,023,673,418 of Grupo Galicia for the year ended December 31, 2001 and for the six-month period ended December 31, 2000. All share and per share amounts corresponding to June 30, 2000 and 1999, have been restated to reflect the effect of the public exchange offer between Grupo Galicia and the Bank, accepted on July 26, 2000. This restatement is based upon the amount of common shares of 1,171,704,540 assuming a 100% of ownership after the exchange.

At December 31, 2001 and 2000, June 30, 2000 and 1999 there were no convertible subordinated negotiable obligations outstanding and therefore for the purposes of calculating earnings per share Grupo Galicia had a simple capital structure.

25. Contribution to the Deposit Guarantee System

Pursuant to its Communiqué "A" 2337, the Argentine Central Bank established rules for applying the deposit guarantee system and the way of settling the related contributions. Furthermore, the National Executive Power through Decree No. 1127/98 dated September 24, 1998 extended this guarantee system to cover demand deposits and time deposits of up to Ps. 30 stated either in pesos or in foreign currency. This system does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to the Bank, either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it. Nor does this system cover deposits whose ownership has been acquired through endorsement and placement, which offer incentives in addition to the interest rate. The System has been implemented through the creation of the Deposit Insurance Fund, which is managed by a company called Seguros de Depósitos S.A. (SEDESA). The shareolders of SEDESA are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the said fund.

Through Communiqué "A" 3068, the Argentine Central Bank reduced the normal contribution to the said Fund, which amounted to 0.03%, to half, provided that the financial institution arranges with SEDESA 36-month loans, to be earmarked for the Deposit Insurance Fund. Interest on these loans has been determined on the basis of the yield obtained by the aforesaid Fund on its placements.

(Expressed in thousands of Argentine pesos, except as noted)

As from September 2000, Argentine Central Bank Communiqué "A" 3153 eliminated the above-mentioned loan and the normal contribution of 0.015% on items comprised in the calculation basis remained in force.

As from December 2001, Argentine Central Bank Communiqué "A" 3358 resolved to increase the contribution to 0.03%.

At December 31, 2001 and 2000 and June 30, 2000, the Bank recognized contributions amounting to Ps. 15,631, Ps. 7,484 and Ps.19,971, respectively, under the account captioned "Financial Expenses - Contribution to the Deposit Guarantee System".

26. Employee Benefit Plans

Neither the Bank nor its subsidiaries maintain pension plans for their personnel. The Bank is obligated to pay employer contributions to the National Pension Plan System, determined on the basis of the total monthly payroll.

These expenses aggregated Ps. 17,054, Ps. 7,106, Ps. 14,444 and Ps. 18,083 for the fiscal year ended December 31, 2001, for the sixth-month period ended December 31, 2000 and for the years ended June 30, 2000 and 1999, respectively.

On November 19, 2001, the beneficiaries of the Galicia 2004 Trust were designated, as stipulated in the "Framework Trust Agreement" signed on November 4, 1999, to implement an incentive program in favor of certain executives of the Bank. Of the total amount of Ps. 4,000 transferred to the trustee by the Galicia 2004 Trust, which were used for the purchase of shares of Grupo Financiero Galicia S.A., 855,442 shares and 189,116 ADS were acquired. The amount transferred has been expensed as incurred.

Specific beneficiaries were awarded 855,442 shares and 28,046.60 ADS, and 3,400 ADS that were not awarded were returned to the trustor. The balance of 157,669.40 ADS formed the Galicia 2005 Trust.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

27. Income Statements and Balance Sheets

The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The income statements presented below discloses the categories required by Article 9:

	Grupo Galicia	Banco Galicia		
	Six-month period ended December 31,	Years ended June 30,		
	2000	2000	1999	1998
Interest income:				
Interest and fees on loans	Ps. 655,000	Ps. 1,202,325	Ps. 1,039,187	Ps. 814,079
Interest and dividends on investment securities: Tax-exempt	53,630	115,913	76,665	82,949
Interest on interest bearing deposits with other banks	24,581	47,297	48,373	41,533
Interest on other receivables from financial intermediation	32,105	39,324	43,503	23,029
Interest on securities and foreign exchange purchased under agreements to resell	35,755	45,855	24,829	29,491
Government securities and other trading gains, net	8,612	33,841	47,998	84,442
Total interest income	809,683	1,484,555	1,280,555	1,075,523
Interest expense				
Interest on deposits	274,096	483,011	376,681	343,511
Interest on securities sold under agreements to repurchase	28,248	50,227	58,315	89,791
Interest on short-term liabilities from financial intermediation	37,106	57,253	74,613	65,830
Interest on long-term liabilities from financial intermediation	83,217	153,393	130,192	97,884
Total interest expense	422,667	743,884	639,801	597,016
Net interest income	387,016	740,671	640,754	478,507
Allowance for loan losses	107,787	226,497	205,535	73,973
Net interest income after provision for loan losses	279,229	514,174	435,219	404,534

Notes to the Consolidated Financial Statements

For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

	Grupo Galicia Six-month period ended December 31,	Banco Galicia Years ended June 30,		
	2000	2000	1999	1998
Non-interest income:				
Service charges on deposit accounts	Ps. 40,477	Ps. 78,184	Ps. 71,230	Ps. 69,777
Credit card service charges and fees	66,274	127,015	139,110	80,548
Other commissions	115,121	198,827	150,840	135,939
Income from equity in other companies	-	-	18,478	27,543
Income from sale of the Consolidar Group	-	-	110,447	-
Other	46,373	87,487	33,648	16,508
Total non-interest income	Ps. 268,245	Ps. 491,513	Ps. 523,753	Ps. 330,315
Non-interest expense:				
Commissions	34,322	64,418	68,644	58,599
Salaries and social security charges	134,551	255,640	248,252	218,255
Fees and external administrative services	32,694	77,915	72,658	47,459
Depreciation of bank premises and equipment	12,597	24,993	20,998	18,682
Personnel services	12,782	23,729	26,102	22,483
Rentals	13,270	25,280	22,836	18,684
Electricity and communications	16,529	35,110	34,418	24,506
Advertising and publicity	15,108	27,630	21,148	19,979
Taxes	37,801	83,864	75,147	57,347
Amortization of organization and development expenses	15,505	33,690	28,240	26,338
Loss from equity in other companies	4,447	5,481	-	-
Maintenance and repair expenses	9,723	19,922	17,992	12,446
Minority interest	6,308	(298)	10,962	1,664
Other	59,554	97,763	88,523	74,274
Total non-interest expense	Ps. 405,191	Ps. 775,137	Ps. 735,920	Ps. 600,716
Income before tax expense	142,283	230,550	223,052	134,133
Income tax expense	(52,373)	(74,226)	(72,455)	(19,879)
Net income	Ps. 89,910	Ps. 156,324	Ps. 150,597	Ps. 114,254

Certain categories of income and expense maintained by the Bank have been presented in the Article 9 income statement in a manner which warrants further discussion as follows:

- Income from trading activities, net: Until late 2001, the Bank actively traded its government securities portfolio and does not distinguish in its accounting records between interest and realized and unrealized gains and losses on such securities. This caption is included as a component of interest income.

- Provision for loan losses: this balance includes direct charge offs plus the allowance for losses on loans and other receivable charged to the allowance for loan losses, less loan loss allowances reversed and bad debts recovered.

- Available for sale securities: as detailed in Note 39 to these financial statements the Bank's available-for-sale portfolio would be classified as a trading portfolio under US GAAP. For the purposes of the Article 9 income statement, the interest income derived from the available-for-sale portfolio under Argentine Banking GAAP has been reclassified as income from trading activities.

(Expressed in thousands of Argentine pesos, except as noted)

Argentine Central Bank rules also require certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheet presents Grupo Galicia's balance sheet at December 31, 2000 and the Bank's balance sheet at June 30, 2000 and 1999 as if they had followed Article 9 balance sheet disclosure requirements.

	Grupo Galicia		Banco Galicia			
	December 31,		June 30,			
	2000		2000		1999	
Assets:						
Cash and due from banks	Ps.	415,746	Ps.	315,242	Ps.	328,373
Interest-bearing deposits in other banks		569,083		801,554		1,232,056
Federal funds sold and securities purchased under resale agreements or similar arrangements		3,008,644		2,296,197		916,889
Trading account assets		103,818		389,519		445,626
Available for sale securities (1)		2,117,133		1,778,648		2,025,179
Loans		8,666,319		8,808,102		7,519,080
Allowances for loan losses		(270,495)		(261,799)		(268,284)
Fixed assets		263,855		260,064		238,964
Other assets		1,867,034		1,694,215		1,282,935
Total assets	Ps.	16,741,137	Ps.	16,081,742	Ps.	13,720,818
Liabilities and Shareholders' Equity:						
Deposits	Ps.	8,821,362	Ps.	8,664,777	Ps.	7,802,798
Short-term borrowing		1,185,726		1,124,011		1.016.754
Other liabilities		3,899,644		3,548,967		2,352,903
Long-term debt		1,388,651		1,372,976		1,284,439
Commitments and contingent liabilities		16,069		14,866		28,212
Minority interest in Consolidated Subsidiaries		108,856		23,996		25,019
Common stock		1,092,407		468,662		405,417
Other shareholders' equity		228,422		863,487		805,276
Total liabilities and shareholders' equity	Ps.	16,741,137	Ps.	16,081,742	Ps.	13,720,818

(1) Contains Ps. 953,626 of securities sold under repo agreements as of December 31, 2000.

Investment securities and investment securities sold under repurchase agreements (repos) under Argentine Banking GAAP have been recategorized for the purposes of the Article 9 presentation, as available-for-sale securities.

(Expressed in thousands of Argentine pesos, except as noted)

The carrying value and market value of each classification of available-for-sale securities in the Article 9 balance sheet, are as follows.

	Grupo Galicia			Banco Galicia					
	December 31, 2000			June 30, 2000			June 30, 1999		
	Carrying value	Gross Unrealized Losses	Market value	Carrying value	Gross Unrealized Losses	Market value	Carrying value	Gross Unrealized Losses	Market value
Floating Rate Bonds	-	-	-	-	-	-	Ps. 486,873	Ps. (50,917)	Ps. 435,956
Social Security Debt Consolidation Bonds PRE 4	-	-	-	-	-	-	143,053	(7,250)	135,803
Consolidation Bonds PRO 1	-	-	-	-	-	-	190,557	(20,191)	170,366
Argentine global external bonds maturing 2015	-	-	-	Ps. 64,553	Ps. (1,577)	Ps. 62,976	-	-	-
Argentine global external bonds maturing 2017	-	-	-	-	-	-	44,270	(5,819)	38,451
Argentine global external bonds maturing 2027	-	-	-	-	-	-	15,551	(1,823)	13,728
Argentine global external bonds maturing 2009	-	-	-	-	-	-	4,756	(96)	4,660
Medium Term Treasury Bonds maturing 2002	Ps. 91,823	Ps. (3,453)	Ps. 88,370	91,823	(3,993)	87,830	92,004	(8,538)	83,466
Medium Term Treasury Bonds maturing 2003	395,214	(23,523)	371,691	395,214	(22,967)	372,247	-	-	-
Medium Term Treasury Bonds maturing 2004	291,101	(22,254)	268,847	291,101	(20,043)	271,058	292,500	(30,576)	261,924
Medium Term Treasury Bonds maturing 2005	180,070	(8,951)	171,119	180,070	(9,469)	170,601	-	-	-
Structured Notes	449,499	(57,447)	392,052	459,004	(60,136)	398,868	487,106	(86,788)	400,318
Total available for sale securities	1,407,707	(115,628)	1,292,079	1,481,765	(118,185)	1,363,580	1,756,670	(211,998)	1,544,672
GalTrust I debt securities	244,517	2,774	247,291	-	-	-	-	-	-
GalTrust I certificates	203,565	(17,983)	185,582	-	-	-	-	-	-
Other securities	261,344	-	261,344	296,883	-	296,883	268,509	-	268,509
TOTAL	Ps. 2,117,133	Ps. (130,837)	Ps. 1,986,296	Ps. 1,778,648	Ps. (118,185)	Ps. 1,660,463	Ps. 2,025,179	Ps. (211,998)	Ps. 1,813,181

The maturities at December 31, 2000 of the government securities available-for-sale and the GalTrust I securities included in the Article 9 balance sheet are as follows:

	Grupo Galicia				
	December 31, 2000				
	Carrying Value	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years
Medium Term Treasury Bonds maturing 2002	Ps. 91,823	-	Ps. 91,823	-	-
Medium Term Treasury Bonds maturing 2003	395,214	-	395,214	-	-
Medium Term Treasury Bonds maturing 2004	291,101	-	291,101	-	-
Medium Term Treasury Bonds maturing 2005	180,070	-	180,070	-	-
Structured Notes	449,499	Ps. 23,897	407,377	18,225	-
Total available for sale securities	1,407,707	Ps. 23,897	Ps. 1,365,585	Ps. 18,225	Ps. -
GalTrust I debt securities	244,517	84,514	160,003	-	-
GalTrust I certificates	203,565	3,565	3,334	196,666	
Other securities	261,344				
TOTAL	Ps 2,117,133				

On March 10, 2001, Ps. 52,032 of “GalTrust I” Class A debt securities were pre-cancelled.

Notes to the Consolidated Financial Statements

For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

28. Operations by Geographical Segment

The main financial information, classified by country where transactions originate, is shown below. Most of the transactions originated in the Republic of Uruguay were with Argentine citizens and enterprises, and were denominated in U.S. dollars. Transactions between different geographical segments have been eliminated for the purposes of this note.

	Grupo Galicia		Banco Galicia	
	Year ended December 31,	Six-month period ended December 31,	Years ended June 30,	
	2001	2000	2000	1999
Total revenues:(*)				
Republic of Argentina	Ps. 2,323,516	Ps. 1,027,527	Ps. 1,877,596	Ps. 1,733,573
Republic of Uruguay	96,929	36,677	70,888	57,204
U.S.A.	62,918	31,793	50,677	50,114
Grand Cayman Island	388	1	1	9
United Kingdom	83	23	40	34
Net income (loss), net of monetary effects allocable to each country:				
Republic of Argentina	132,894	106,566	169,549	181,035
Republic of Uruguay	(16,241)	(10,710)	(14,492)	(27,128)
U.S.A.	25,837	9,517	18,355	10,111
Grand Cayman Island	(21,607)	(15,007)	(16,081)	(12,415)
United Kingdom	(826)	(456)	(1,007)	(1,006)
Total assets:				
Republic of Argentina	10,842,710	15,445,658	14,916,736	12,589,778
Republic of Uruguay	1,304,877	696,661	619,245	623,684
U.S.A.	502,179	597,618	544,697	506,376
Grand Cayman Island	340	67	40	22
United Kingdom	1,621	1,133	1,024	958
Fixed assets				
Republic of Argentina	277,575	257,700	254,120	232,943
Republic of Uruguay	5,427	5,771	5,578	5,608
U.S.A.	281	308	261	245
Grand Cayman Island	-	-	-	-
United Kingdom	41	76	105	168
Miscellaneous assets				
Republic of Argentina	105,142	81,593	73,866	49,566
Republic of Uruguay	737	43	45	11
U.S.A.	-	-	-	-
Grand Cayman Island	-	-	-	-
United Kingdom	-	-	-	-
Goodwill				
Republic of Argentina	124,303	81,803	66,563	66,795
Republic of Uruguay	2,152	2,438	2,583	-
U.S.A.	-	-	-	-
Grand Cayman Island	-	-	-	-
United Kingdom	-	-	-	-
Other intangible assets				
Republic of Argentina	98,622	84,407	78,706	67,638
Republic of Uruguay	207	336	51	72
U.S.A.	516	448	206	258
Grand Cayman Island	2	6	8	11
United Kingdom	-	-	-	-
Geographical segment assets as a percentage of total assets				
Republic of Argentina	85.70%	92.26%	92.75%	91.76%
Republic of Uruguay	10.31	4.16	3.85	4.54
U.S.A.	3.97	3.57	3.39	3.69
Grand Cayman Island/United Kingdom	0.02	0.01	0.01	0.01

(*) The caption Revenues includes financial income, income from services and miscellaneous income.

(Expressed in thousands of Argentine pesos, except as noted)

29. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business, the Bank was a party to financial instruments with off-balance sheet risk, in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk, in addition to amounts recognized in the consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit, guarantees granted and acceptances. Guarantees granted are surety guarantees in connection with transactions between two parties.

The Bank uses the same credit policies in making commitments, conditional obligations and guarantees as it does for granting loans. In the opinion of Management, the Bank's outstanding commitments and guarantees do not represent unusual credit risk.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument, for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.

A summary of the credit exposure related to these items is shown below:

	Grupo Galicia December 31, 2001	Grupo Galicia December 31, 2000	Banco Galicia June 30, 2000
Commitments to extend credit	Ps. 253,758	Ps. 359,011	Ps. 584,882
Standby letters of credit	24,851	83,181	95,158
Guarantees granted	340,827	387,022	354,857
Acceptances	70,193	63,357	63,042

Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Bank. The Bank evaluates each customer's creditworthiness on a case-by-case basis. In addition to the above commitment, at December 31, 2001, 2000 and June 30, 2000, the available purchase limits for credit card holders amounted to Ps. 2,475,223, Ps. 1,873,904 and Ps. 1,486,042, respectively.

Standby letters of credit and guarantees granted are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

Acceptances are conditional commitments for foreign trade transactions.

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. These financial customer guarantees are classified, by type, as follows:

	Grupo Galicia December 31, 2001	Grupo Galicia December 31, 2000	Banco Galicia June 30, 2000
Preferred counter guarantees	Ps. 122,991	Ps. 146,853	Ps. 180,271
Other counter guarantees	29,275	37,037	33,378

(Expressed in thousands of Argentine pesos, except as noted)

The Bank accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In management's opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	Grupo Galicia				Banco Galicia	
	December 31,				June 30,	
	2001		2000		2000	
Checks drawn on the Bank	Ps.	386,709	Ps.	100,745	Ps.	122,525
Checks drawn on the other Bank		479,891		175,374		210,862
Bills and other items for collection		299,597		534,235		534,137

As regards the fiduciary risk, during the fiscal year 2000, the Bank was appointed as trustee under four trust agreements to guarantee compliance with the obligations arising from different contracts between the parties. At December 31, 2001, 2000 and June 30, 2000, the trust funds amounted to Ps. 25,267, Ps. 66,671 and Ps. 136,627, respectively.

In addition, the Bank has securities in custody, mainly related to its activity as mutual fund depositary institution. At December 31, 2001, 2000 and June 30, 2000, these securities amounted to Ps. 1,953,515, Ps. 4,839,961 and Ps. 4,237,217, respectively.

30. Derivative Financial Instruments

The Bank uses a variety of derivative financial instruments, including forward contracts, options and interest rate futures as part of its overall risk management strategy and for trading purposes. To the extent that these instruments create any interest rate, foreign currency or other financial mismatch between the Bank's assets and liabilities, the derivative financial instruments increases the market risk to which the Bank is exposed.

In addition the Bank is exposed to credit risk on these instruments. The Bank would have credit losses in the event of non-performance by the counter-parties that issued the financial instruments. The credit exposure of derivative contracts is represented by the sum of the positive fair value of the individual contracts at the reporting date.

In order to reduce its counter-party credit risk the Bank performs a credit analysis of each counter-party and does not exceed the exposure limits established by the Board of Directors.

The following was the notional and fair values of the Bank's derivative activities at December 31, 2000.

		Notional Amounts		Book Values	Fair Values			
						Asset		Liability
Interest rate futures contract	Ps.	200,000	Ps.	1,555		1,555		-
Forward currency exchange contracts:								
Purchases	Ps.	90,105	Ps.	920	Ps	-	Ps	1,010
Sales		1,023,852		19,818		27,987		-
					Ps	29,542	Ps	1,010

(Expressed in thousands of Argentine pesos, except as noted)

The following was the notional and fair values of the Bank's derivative activities at June 30, 2000 and 1999.

	Banco Galicia							
	Notional Amounts		Book Value		Fair Values			
					Asset		Liability	
	2000	1999	2000	1999	2000	1999	2000	1999
Interest rate futures contract........................	Ps. 200,000	Ps. 200,000	2,129	3,408	2,129	3,408	-	-
Forward currency exchange contracts:								
Purchases....................	Ps. 49,619	Ps. 8,616	Ps. 1,496	Ps 89	Ps -	-	Ps 2,852	Ps 35
Sales	959,068	406,091	32,440	2,887	51,641	Ps 13,854	-	-
					Ps 51,641	Ps 13,854	Ps 2,852	Ps 35

At December 31, 2000, June 30, 2000 and 1999, the options bought and sold were recorded at their exercise price in memorandum accounts. The premiums collected and/or paid have been accrued on a straight-line basis over the life of the contract.

	Grupo Galicia		Banco Galicia			
	Memorandum Accounts	Fair Value	Memorandum Accounts		Fair Value	
	December 31, 2000		June 30,		June 30,	
			2000	1999	2000	1999
Option contracts:						
Written call options	Ps. 12,281	12,281	Ps. -	Ps. 226,623	Ps. -	Ps. 226,623
Call options purchased	12,281	12,281	-	280,604	-	280,604

At December 31, 2000 the Bank recorded a written call option related with the sale of Inversora en Distribución Entre Rios S.A.

31. Disclosure about Fair Value of Financial Instruments

Financial Accounting Standards No. 107 ("SFAS") "Disclosures about Fair Value of Financial Instruments" requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2000, at the end of June 2000 and at the end of June 1999. Because many of the Bank's financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon significant estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

The estimated fair values do not include the value of assets and liabilities not considered financial instruments. Additionally, values attributable to deposit relationships (core deposit intangibles) and consumers (credit card intangibles) are not reflected.

In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank at December 31, 2000, June 30, 2000 and 1999, respectively.

(Expressed in thousands of Argentine pesos, except as noted)

	Grupo Galicia December 31, 2000		Banco Galicia June 30,			
			2000		1999	
	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value
Derivative activities: (see Note 30)						
Assets	Ps. 19,818	Ps. 27,987	Ps. 32,440	Ps. 51,641	Ps. 2,887	Ps. 13,854
Liabilities	920	1,010	1,496	2,852	89	35
Non derivative activities:						
Assets:						
Cash and due from banks (1)	Ps. 620,070	Ps. 620,070	Ps. 625,416	625,416	792,465	792,465
Government securities (2)						
Trading	72,662	72,662	312,432	312,432	363,863	363,863
Investment	4,581	4,298	98,769	93,734	312,395	275,679
Loans (3)	9,244,929	9,200,822	9,326,772	9,296,723	8,446,413	8,372,494
Structured notes (4)	449,499	392,052	459,004	398,868	487,106	400,318
Others (5)	4,349,160	4,276,073	4,348,426	4,295,412	2,345,539	2,257,045
Liabilities:						
Deposits (6)	Ps. 8,903,774	Ps. 8,906,577	Ps. 8,743,552	Ps. 8,749,108	Ps. 7,850,446	Ps. 7,862,645
Other liabilities resulting from financial Intermediation :						
Central Bank (7)	4,450	4,450	5,945	5,945	7,066	7,066
Banks and international entities and Loans from Domestic Financial Institutions (8)	1,095,680	1,095,093	1,167,387	1,166783	1,148,637	1,148,015
Negotiable obligations	1,234,261	1,226,157	1,255,887	1,251,488	1,077,802	1,059,074
Others (9)	2,759,376	2,756,329	2,342,849	2,339,555	1,774,911	1,767,164

The following is a description of the estimating techniques applied:

(1) ***Cash and due from banks:*** By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values at December 31, 2000, June 30, 2000 and 1999 are a reasonable estimate of fair value.

(2) ***Government securities:*** Government securities held for trading purposes and government securities available for sale are carried at fair value. The fair value of the Bank's government securities held for investment have been estimated using the quoted market value .

(3) ***Loans:*** In order to determine the fair value of loans, the portfolio was segregated by loan type, repricing characteristics and credit quality. For performing loans, contractual cash flows of loans were discounted at estimated market rates. For non-performing loans, expected cash flows were discounted using an estimated rate considering the time of collection. The value of collateral was considered in the estimation of cash flows.

(4) ***Structured notes:*** the fair value of the structured notes has been estimated using the market value of the underlying securities.

(5) ***Others:*** Includes other receivables from financial brokerage and equity investments in other companies. A majority of the items included under "Other Receivables from Financial Brokerage" are short-term in nature and do not possess significant risk although the fair value of the forward purchases of government securities held for investment purposes is the quoted market value of the underlying government securities. Are also include under this caption the Galtrust I debt securities and trust certificates and the estimated fair values of this assets are in accordance with SFAS 125. Equity investments in companies where significant influence is exercised are not within the scope of SFAS No. 107. Equity investments in other companies are carried at market value less costs to sell. The book value of unquoted equity securities is believed by management to approximate fair value.

(Expressed in thousands of Argentine pesos, except as noted)

(6) ***Deposits:*** The fair value of deposit liabilities on demand and savings account deposits is similar to its book value. The fair value of term deposits was estimated at the expected future cash flows discounted at the estimated market rates at year-end.

(7) ***Central Bank:*** Deposits from the Argentine Central Bank are short-term lines. The book value at December 31, 2000, June 30, 2000 and 1999 are reasonable estimate of fair value.

(8) ***Banks and international entities and Loans from Domestic Financial Institutions:*** Includes credit lines borrowed under different credit arrangements from local and foreign entities. Where a market exists in the Bank's debt, the quoted market prices have been taken as a best estimate of fair value. For obligations which carry a fixed interest rate and have a maturity of more than one year, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates. For short-term obligations or obligations that carry a variable interest rate, the carrying value of the obligation has been assumed to approximate fair value.

(9) ***Others:*** Includes other liabilities resulting from financial brokerage the carrying values of which at December 31, 2000, June 30, 2000 and 1999 are a reasonable estimate of fair value. It also includes the New York branch and the Banco Galicia Uruguay S.A. debt securities which fair value were determined based upon a discounted cash flow, applying estimated current market rates for the remaining terms of the debt securities.

32. Cash Dividends

On March 15, 2001, the shareholders of Grupo Galicia approved a cash dividend of Ps. 32,390.

33. Preferred Liabilities of the former Banco Almafuerte Coop. Ltdo., Banco Mayo Coop. Ltdo., Banco Mendoza S.A. and Banco Merco Bank S.A.

During the years ended June 30, 1999, 2000 and December 31, 2000 and 2001, the Bank acquired certain interest in a trust sponsored by SEDESA, the Argentine deposit insurance authority. The trust holds the assets of 3 failed Argentine banks. The Bank acquired the interests in exchange for the assumption of the deposit liabilities of the failed banks. The Bank's interest in the trust consists of preferred certificates A, and subordinated certificates C, whose payments are guaranteed by SEDESA. At December 31, 2001, 2000, June 30, 2000 and 1999, trust certificates were recorded at an amount of Ps. 29,568, Ps. 27,426, Ps. 27,697 and Ps. 44,355 respectively, in the consolidated financial statements. During the fiscal year ended June 30, 2000, the Bank collected from SEDESA all the remaining subordinated certificates C.

34. Trust Activities

Setting up of the "Galtrust I" Individual Financial Trust

On October 20, 2000 the Bank securitized a group of loans that were granted to the Argentine Provinces. The taxation revenues from the local provinces collateralize these loans. The Bank transferred the ownership of the loans to a trust Galtrust I. In turn the trust issued Class "A" Debt Securities with a face value of Ps. 100,000, Class "B" Debt Securities with a face value of Ps. 200,000 and Financial Trust Participation Certificates with a face value of Ps. 200,000. Ps. 46,922 of the class B Debt Securities were sold to third party investors and the remainder of the certificates was retained by the Bank.

(Expressed in thousands of Argentine pesos, except as noted)

Under this global program, the Bank transferred the trust ownership of loans amounting Ps. 490.224 granted to Argentine provinces collateralized by the federal tax sharing corresponding to those Provinces and reserve investments for Ps. 7,761, to the GalTrust I Financial Trust.

As a counterpart, the Bank received Class "A" Debt Securities with a face value of Ps. 100,000, Class "B" Debt Securities with a face value of Ps. 200,000 and Financial Trust Participation Certificates with a face value of Ps. 200,000.

As of December 31, 2001, those securities are held in the Bank's portfolio for Ps. 296,050.

Setting up of the " Galtrust II, III, IV and V " Individual Financial Trusts

At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission ("the CNV") through its resolution No. 13334 dated April 6, 2000, for a face value of up to US$ 1,000,000 thousand (the "Program") and authorized the Bank's participation as originator, trustor and manager of that program.

The trustee of the trusts is Trust of New York, National Association, through its permanent representation in Argentina. Four financial trusts, "Galtrust II, III, IV and V – Letras Hipotecarias", were set up under the above-mentioned program and Certificates of Participation and Debt Securities were issued under those trusts.

On December 2001, the Bank transferred the trust ownership of mortgage loans amounting to Ps. 238,642 to the Galtrust II, III, IV and V – Letras Hipotecarias.

The Bank subscribed Certificates of Participation for a face value of Ps. 62,643 thousand, in which it had a 100% interest and the remaining Class A and Class B Debt Securities were subscribed for by the Bank and Hartford Seguros de Vida S.A .

As of December 31, 2001, the Bank held Certificates of Participation and Class A and Class B Debt Securities in its portfolio for Ps. 233,544.

35. Purchase of Regional-Credit-Card Companies

Tarjetas Regionales S.A. is a holding company, which as of December 31, 2001, was wholly owned by Grupo Financiero Galicia S.A. through its subsidiaries Banco Galicia Uruguay S.A. and Banco de Galicia y Buenos Aires S.A.

As of December 31, 2001, the total goodwill value for the acquisition of the regional-credit-card companies, which includes the goodwill for the companies previously acquired, amounted to Ps. 69,633 and, net of accumulated amortization of Ps. 17,888, to Ps. 51,745. Under Argentine Banking GAAP this goodwill is being amortized over ten years.

During September 1999, Tarjetas Regionales S.A. sold to BAPRO Medios de Pago S.A. 3,400 ordinary shares of Tarjetas del Mar S.A. that represented the 17% of this company's capital stock. The total price of the transaction amounted to Ps. 2,156 and the Bank recorded a gain of Ps. 1,337.

(Expressed in thousands of Argentine pesos, except as noted)

During January 2000, Tarjetas Regionales S.A purchased from Credit Card Financing Corp. 182,162 ordinary shares of Tarjetas del Sur S.A to increase its interest in this company's capital stock from 12.5% to 60%. The price paid for these shares was Ps. 7,000.

During February 2000, Tarjeta Naranja S.A purchased from Sociedad Anónima Importadora y Exportadora de la Patagonia its interest in Tarjetas del Sur S.A, which represents 40% of the shares in this company, increasing the Bank´s interest to 92%.The price paid for these shares was Ps. 4,800.

On July 4, 2000, Tarjeta Naranja S.A. acquired 3,600,000 shares representing 40% of the capital stock and voting rights of Tarjeta Comfiar S.A., increasing the Bank's interest to 92%.

On March 29, 2001, Tarjetas del Sur S.A. I merged into Tarjeta Naranja S.A.

On December 28, 2001, the Board of Directors of Tarjetas Regionales S.A. accepted the contribution made by its shareholder Banco de Galicia y Buenos Aires S.A. consisting of all credits held in that company by Banco de Galicia y Buenos Aires S.A. for an amount of Ps. 66,534 as irrevocable capital contributions on account of future issues of shares.

During the first quarter of fiscal year 2001, Tarjetas Regionales S.A. sold part of interest (12%) in Tarjetas del Sur S.A. for Ps. 1,440.

The following table discloses supplementary information regarding the regional-credit-card companies consolidated.

	Grupo Galicia		Banco Galicia	Grupo Galicia		Banco Galicia
	Equity interest as at		Equity interest as at	Book Value as at		
	December 31,		June 30,	December 31,		June 30,
	2001	2000	2000	2001	2000	2000
Tarjeta Comfiar S.A	92%	92%	60%	Ps. 9,389	7,259	Ps. 6,914
Tarjetas Cuyanas S.A	60%	60%	60%	9,576	8,488	8,543
Tarjetas del Mar S.A	50%	50%	50%	2,720	2,742	1,617
Tarjeta Naranja S.A	80%	80%	80%	71,866	54,150	49,965
Tarjetas del Sur S.A	-	92%	92%	-	4,619	2,735
Total				Ps. 93,551	77,258	Ps. 69,774

The portion of the shares not owned by the Bank is shown in the balance sheet and in the income statement, under the minority interest caption.

The following table shows supplementary unaudited proforma information regarding the results of the operations as if the acquisition were made at the beginning of the following period.

	June 30, 1999
Revenues	Ps. 1,844,764
Net income	152,174
Earning per share	0.325

(Expressed in thousands of Argentine pesos, except as noted)

36. Sale of the equity interest in the Consolidar Group

On June 30, 1999 Banco Galicia sold to Banco Bilbao Vizcaya S.A. its interest in the Consolidar Group, which included 31.91% of the capital stock of Consolidar A.F.J.P., 33.33% of Consolidar Cía. de Seguros de Vida S.A., and 33.33% of Consolidar Cía. de Seguros de Retiro S.A., for a total consideration of Ps. 176,623, which was paid after the closing date in shares of Banco Bilbao Vizcaya S.A. The profit of this transaction amounted to Ps. 110,447, and was included in miscellaneous income.

On June, 30 1999, the Bank accounted for the total amount of Ps. 176,623 in its balance sheet as a miscellaneous receivable. A share put option contract exercisable on these shares was entered into by Galicia and was exercisable within 90 days. Also, a share call option contract exercisable on these shares was entered into by Banco Bilbao Vizcaya S.A., exercisable from day 91 to day 100. Under these contracts, Galicia agreed to sell the shares to Banco Bilbao Vizcaya S.A. and Banco Bilbao Vizcaya S.A. agreed to purchase the shares, at a fixed exercise price.

During the 90 days after June 30, 1999, the share put option contract was exercised and the Bank sold all the shares in Banco Bilbao Vizcaya for Ps. 178,253.

37. Segment Reporting

The Bank has disclosed its segment information in accordance with the Statement of Financial Accounting Standards No. 131, "Disclosures about Segment of an Enterprise and Related Information". This standard establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environment. The information provided for Segment Reporting is based on internal reports used by management.

The following summarizes the aggregation of Grupo Galicia´s operating segments into reportable segments:

Grupo Galicia: this segment includes the income and expenses related to the Holding Company, not attributable to its investments.

Insurance: includes the results of Grupo Galicia's equity interest in the insurance companies. At December 31, 2001, Grupo Galicia maintained, through its subsidiary Sudamericana Holding S.A., controlling interests in Galicia Vida Compañía de Seguros S.A., Galicia Retiro Compañía de Seguros S.A., Instituto de Salta Compañía de Seguros de Vida S.A., Aseguradora de Personas Galicia S.A. and Hartford Salud S.A.

Other Grupo's businesses: This segment includes the results of the business of Galicia Warrants S.A. and Net Investment S.A. and its subsidiaries.

Buenos Aires metropolitan branches: corresponds to the results of operations conducted with large corporations, small and medium-sized companies and individuals in branches located in the Federal Capital and Greater Buenos Aires (where the relatively greater economic activity occurs).

(Expressed in thousands of Argentine pesos, except as noted)

Branches throughout the rest of the country: this segment includes the results of operations with large corporations, small and medium-sized companies and individuals in the branches located in the rest of the country.

Home office: includes the results of operations with customers (large corporations, small and medium-sized companies and individuals) located in it, as well as the results of operations with the national and provincial public sectors.

Regional credit card companies: includes the results of the Bank's equity interest in the regional credit card companies. At December 31, 2001, the Bank maintained, through its subsidiary Tarjetas Regionales S.A., controlling interests in Tarjeta Naranja S.A. (80%) in the province of Córdoba, Tarjetas Cuyanas S.A. (60%) in the province of Mendoza, Tarjeta Comfiar (92%) in the Province of Santa Fe, and Tarjetas del Mar (50%) in the Province of Buenos Aires.

International: the results of operations conducted through Banco Galicia Uruguay S.A., Banco de Galicia Cayman Ltd., the New York and Cayman branches, except for the operations carried out with customers located in some of the regions mentioned above. Furthermore, it includes the results of Galicia y Buenos Aires Securities (UK) Ltd. and the Bank's equity interest in Banco Barclays e Galicia S.A., based in Sao Paulo, Brazil.

Other financial businesses: This segment mainly includes the results of the businesses of Galicia Capital Markets S.A., Galicia Valores S.A. Sociedad de Bolsa, Agro Galicia S.A. and Galicia Factoring y Leasing S.A.

Other equity investments: Includes the results of the capital expenditures made by the Bank as minority interest in a variety of infrastructure and public utility service companies, such as Aguas Argentinas S.A., Correo Argentino S.A., Inversora Nihuiles S.A., Inversora Diamante S.A., etc.

Overhead and corporate adjustments: Includes the results of the operations that can not be allocated to the segments above and the results of the operations conducted between the aforementioned segments.

Transactions between different segments are carried out on an arms-length basis.

The Bank evaluates segment performance based on net income. The table below shows the segment information for continuing operations for the year ended December 31, 2001, for the six-month period ended December 31, 2000 and for the two fiscal years ended June 30, 2000 and 1999:

Notes to the Consolidated Financial Statements

For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

	Grupo Galicia											
Year ended December 31, 2001	Grupo Galicia	Buenos Aires Metropolitan Branches	Rest of the Country Branches	Head Office	Regional Credit Cards	Interna-tional	Other Financial Businesses	Other Equity Investme nts	Insurance Business	Other Grupo´s Businesses	Overhead and Corporate Adjustments	Consolidated Total
Net Financial Income	534	215,766	136,850	365,990	50,536	67,040	(288)	-	4,798	140	(178,471)	662,895
Net Income from Services	(2)	143,406	78,355	42,742	141,309	8,837	19,929	-	(4,652)	2,096	(4,192)	427,828
Provision for Loan Losses	-	96,836	81,152	199,825	68,717	11,165	-	-	-	-	-	457,695
Operating Income	532	262,336	134,053	208,907	123,128	64,712	19,641	-	146	2.236	(182,663)	633,028
Operating Expenses	3,388	226,234	154,056	75,931	115,215	34,808	13,466	-	9,297	2,770	(13,421)	621,744
Other Income (Loss)	(985)	13,385	22,696	10,002	(82)	9,986	2,424	(1,489)	9,281	(241)	126,034	191,011
Minority Interest	-	-	-	-	(1,989)	1,804	(113)	-	(45)	19	(9,732)	(10,056)
Pre-tax Income	(3,841)	49,487	2,693	142,978	5,842	41,694	8,486	(1,489)	85	(756)	(52,940)	192,239
Income tax provision	-	20,154	1,097	58,228	9,981	965	1,616	-	-	219	(20,078)	72,182
Net Income	(3,841)	29,333	1,596	84,750	(4,139)	40,729	6,870	(1,489)	85	(975)	(32,862)	120,057
Net Income as a percentage of Consolidated Net Income	(3%)	24%	1%	71%	(4%)	34%	6%	(1%)	0%	(1%)	(27%)	100%
Average Loans	-	1,826,426	1,658,950	4,150,957	423,187	1,018,080	-	-	-	-	-	9,077,600
Average Deposits	-	3,604,794	2,273,931	2,074,213	-	539,084	-	-	-	-	(44,760)	8,447,262

	Grupo Galicia									
Six-month Ended December 31, 2000	Grupo Galicia	Buenos Aires Metropolitan Branches	Rest of the Country Branches	Head Office	Regional Credit Cards	Interna-tional	Other Financial Businesses	Other Equity Investments	Overhead and Corporate Adjustments	Consolidated Total
Net Financial Income	1,276	117,870	78,620	130,481	32,086	26,914	883	-	(10,680)	377,450
Net Income from Services	-	65,562	38,151	20,770	56,179	2,643	9,692	-	(1,715)	191,282
Provision for Loan Losses	-	47,420	40,522	9,663	25,055	1,021	-	-	-	123,681
Operating Income	1,276	136,012	76,249	141,588	63,210	28,536	10,575	-	(12,395)	445,051
Operating Expenses	913	110,807	79,541	25,495	50,919	12,224	5,891	-	16,098	301,888
Other Income (Loss)	(417)	5,824	5,022	9,491	(4,403)	(3,262)	940	(1,848)	(5,919)	5,428
Minority Interest	-	-	-	-	123	-	(5)	-	(6,426)	(6,308)
Pre-tax Income	(54)	31,029	1,730	125,584	8,011	13,050	5,619	(1,848)	(40,838)	142,283
Income tax provision	-	10,104	563	40,895	10,253	273	1,494	-	(11,209)	52,373
Net Income	(54)	20,925	1,167	84,689	(2,242)	12,777	4,125	(1,848)	(29,629)	89,910
Net Income as a percentage of Consolidated Net Income	0%	23%	1%	94%	(2%)	14%	5%	(2)%	(33%)	100%
Average Loans	-	1,850,845	1,776,128	4,098,618	385,388	818,821	-	-	-	8,929,800
Average Deposits	-	3,683,931	2,301,806	2,314,288	-	473,200	-	-	(67,425)	8,705,800

(Expressed in thousands of Argentine pesos, except as noted)

	Banco Galicia								
Year Ended June 30, 2000	Buenos Aires Metropolitan Branches	Rest of the Country Branches	Head Office	Regional Credit Cards	International	Other Financial Businesses	Other Equity Investment	Overhead and Corporate Adjustments	Consolidated Totals
Net Financial Income	209,734	156,885	236,746	86,957	51,828	1,862	-	(21,015)	722,997
Net Income from Services	130,525	78,556	36,459	74,079	6,334	24,608	-	(8,275)	342,286
Provision for Loan Losses	73,661	69,855	47,778	57,803	3,860	-	-	(3,491)	249,466
Operating Income	266,598	165,586	225,427	103,233	54,302	26,470	-	(25,799)	815,817
Operating Expenses	211,703	159,166	35,345	85,640	21,156	12,012	-	82,569	607,591
Other Income (Loss)	8,338	9,145	15,157	(3,680)	(12,072)	3,286	2,159	(307)	22,026
Minority Interest	-	-	-	310	-	(12)	-	-	298
Pre-tax Income	63,233	15,565	205,239	14,223	21,074	17,732	2,159	(108,675)	230,550
Income tax provision	19,285	4,747	63,660	15,578	353	4,813	-	(34,210)	74,226
Net Income	43,948	10,818	141,579	(1,355)	20,721	12,919	2,159	(74,465)	156,324
Net Income as a percentage of Consolidated Net Income	28%	7%	91%	(1%)	14%	8%	1%	(48%)	100%
Average Loans	1,700,945	1,720,784	3,381,626	325,682	1,154,585	-	-	-	8,283,622
Average Deposits	3,431,912	2,172,086	2,133,626	-	388,134	-	-	-	8,125,758

	Banco Galicia								
Year Ended June 30, 1999	Buenos Aires Metropolitan Branches	Rest of the Country Branches	Home Office	Regional Credit Cards	International	Other Financial Business	Other Equity Investment	Overhead and Corporate Adjustments	Consolidated Totals
Net Financial Income	197,091	149,600	145,934	79,078	23,835	1,043	-	(24,007)	572,574
Net Income from Services	123,902	78,100	27,325	39,025	7,701	28,186	-	(10,065)	294,174
Allowance for Loan Losses	83,174	73,800	22,431	32,845	3,188	-	-	600	216,038
Operating Income	237,819	153,900	150,828	85,258	28,348	29,229	-	(34,672)	650,710
Operating Expenses	202,918	154,295	46,942	54,363	17,000	12,858	-	73,469	561,845
Other Income (Loss)	3,337	5,700	6,384	(1,435)	(1,170)	119,993	2,427	9,913	145,149
Minority Interest	-	-	-	(9,620)	-	(1,342)	-	-	(10,962)
Pre-tax Income	38,238	5,305	110,270	19,840	10,178	135,022	2,427	(98,228)	223,052
Income tax provision	6,881	954	19,849	11,555	1,702	47,606	-	(16,092)	72,455
Net Income	31,357	4,351	90,421	8,285	8,476	87,416	2,427	(82,136)	150,597
Net Income as a percentage *of Consolidated Net Income*	21%	3%	60%	6%	6%	58%	2%	(56)%	100%
Average Loans	1,680,162	1,617,728	3,104,339	242,009	873,418	-	-	-	7,517,656
Average Deposits	3,159,016	1,989,000	1,601,588	-	410,767	-	-	-	7,160,371

38. Other post December 31, 2001 transactions (Unaudited)

Tarjetas Regionales S.A.:

On January 15, 2002, the Extraordinary meeting of the shareholders of Tarjetas Regionales S.A. resolved to increase its capital stock to Ps. 103,834 through the issue of 70,734,148 ordinary, book entry shares with a face value of Ps. 1 each, entitled to one vote per share. Those shares have been fully subscribed and paid up by the shareholder Banco de Galicia y Buenos Aires S.A. As a result, the new interest percentages held by the shareholders in that company are as follows: Banco de Galicia y Buenos Aires S.A. 68.22% of the capital stock and voting rights and Banco de Galicia (Cayman) Ltd., the remaining 31.78%.

(Expressed in thousands of Argentine pesos, except as noted)

During May, 2002, Tarjetas Regionales S.A. purchased from Grupo BAPRO S.A. 10,000 ordinary shares of Tarjetas del Mar S.A. to increase its interest in this company's capital stock from 50% to 100%. The price paid for these shares was Ps. 3,097.

Tarjetas del Mar S.A.:

On January 2002 Tarjetas del Mar S.A. received a Ps. 11,200, 60-day loan from Banco de Galicia y Buenos Aires S.A. to be used for settlement of its issue of Series IX Negotiable Obligations.

On March 4, 2002, Tarjetas del Mar S.A. informed the Buenos Aires Stock Exchange and the National Securities Commission ("the CNV") that it had resolved to propose to the holders of the Series X Negotiable Obligations for U$S 15,400,000 due March 5, 2002 the postponement of their due date for 120 days, during which period interest would be paid monthly in advance at an annual rate of 14.92%. On June 18, 2002, Tarjetas del Mar S.A. informed the Buenos Aires Stock Exchange and the CNV that it had resolved to propose to the holders of these negotiable obligations an additional 120-day postponement of their due date.

Tarjeta Comfiar S.A.:

On January 2002, Series IX Negotiable Obligations for US$ 25,000,000 matured. Tarjeta Comfiar S.A. settled this amount on maturity as follows:

- U$S 22,423,000 were repaid by means of a loan from Banco de Galicia y Buenos Aires S.A.'s Grand Cayman Branch.

- U$S 312,000 were paid in cash and an agreement with investors is still pending on the remaining principal of Ps. 2,265,000.

Tarjeta Naranja S.A.:

During January 2002, Tarjeta Naranja S.A. placed the full amount of Series XXVII Negotiable Obligations for U$S 28,000,000 for a term of 344 days.

On May 23, 2002, Tarjeta Naranja S.A. signed a Trust Agreement ("the Agreement") with the holders of these negotiable obligations, pursuant to which 4.5% of such company's monthly cash-flows will be destined, during eight years, to the payment of the debt certificate issued as a consequence of this agreement. The series of negotiable obligations included in the Agreement are Series VI, VII, XXV, XXVIII and XXIX issued by Tarjeta Naranja S.A. Up to date the amount included in the Trust is approximately U$S 59,000,000. Negotiations are currently being maintained with a group of investors that did not accept the Agreement yet, for an approximate principal amount of U$S 9,250,000.

Tarjetas Cuyanas S.A.:

During January 2002, Series IX Negotiable Obligations were repaid. As a result a liability arose with Banco Galicia for Ps. 8,000.

On January 23, 2002, Series XII Negotiable Obligations for U$S 12,000,000 were issued, maturing on April 23, 2002, and Series IX and X Negotiable Obligations were repaid.

On May 23, 2002, Tarjetas Cuyanas S.A. signed an agreement ("the Agreement") with the holders of these negotiable obligations, pursuant to which 5% of such company's monthly cash-flows will be destined, during

(Expressed in thousands of Argentine pesos, except as noted)

eight years, to the payment of the debt certificate issued as a consequence of the Agreement. Up to date the amount included in the Trust is approximately U$S 5,000,000. Negotiations are still going on with a group of investors that did not accept this agreement yet, for an approximate amount of U$S 5,600,000 of this series of negotiable obligations. The remaining amount was paid in cash.

39. Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles

The following is a description of the significant differences between Argentine Banking GAAP and those applicable in the United States under generally accepted accounting principles ("U.S. GAAP") applicable for the years ending June 30, 1999 and 2000 and for the six months ended December 31, 2000. References below to "SFAS" are to United States Statements of Financial Accounting Standards.

Income Taxes

Argentine Central Bank regulations require income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations. In addition at June 30, 2000, and 1999 the Bank had an additional reserve of Ps. 20,317 and Ps. 34,662 for the future estimated tax payable on disposition of government securities held for investment purposes. At December 31, 2000 the Bank had an additional reserve of Ps. 20,363.

For the purposes of US GAAP reporting, the Bank applies SFAS No. 109 "Accounting for Income Taxes". Under this method, income taxes are recognized based on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of the Bank's assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized.

Deferred tax assets (liabilities) are summarized as follows.

	Grupo Galicia					
	Six-month period ended December 31, 2000					
	SFAS 109 applied to Argentine GAAP balances		SFAS 109 applied to US GAAP adjustments		SFAS 109	
Deferred tax assets						
Structured notes	Ps.	-	Ps.	20,106	Ps.	20,106
Allowance for loan losses		25,563		3,509		29,072
Amortization of intangible assets		2,493		11,682		14,175
Liabilities		2,759		-		2,759
Provision for contingencies		4,995		-		4,995
Loss carry forward		9,625		-		9,625
Total gross deferred tax assets	Ps.	45,435	Ps.	35,297	Ps.	80,732
Deferred tax liabilities						
Investments	Ps.	(38,167)	Ps.	27,626	Ps.	(10,541)
Depreciation of fixed assets		(17,180)		-		(17,180)
Others		81		(3,193)		(3,112)
Total gross deferred tax liabilities	Ps.	(55,266)	Ps.	24,433	Ps.	(30,833)
Net deferred income tax (liability) asset	Ps.	(9,831)	Ps.	59,730	Ps.	49,899

Notes to the Consolidated Financial Statements

For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

	Banco Galicia		
	Years ended June 30, 2000		
	SFAS 109 applied to Argentine GAAP balances	SFAS 109 applied to US GAAP adjustments	SFAS 109
Deferred tax assets			
Structured notes	-	Ps. 21,047	Ps. 21,047
Allowance for loan losses	Ps. 23,147	5,311	28,458
Amortization of intangible assets	1,206	12,069	13,275
Liabilities	3,246	-	3,246
Provision for contingencies	4,312	-	4,312
Loss carry forward	7,730	-	7,730
Others	70	2,901	2,971
Total gross deferred tax assets	Ps. 39,711	Ps. 41,328	Ps. 81,039
Deferred tax liabilities			
Investments	Ps. (36,857)	Ps. 21,359	Ps. (15,498)
Depreciation of fixed assets	(21,965)	-	(21,965)
Total gross deferred tax liabilities	Ps. (58,822)	Ps. 21,359	Ps. (37,463)
Net deferred income tax (liability) asset	Ps. (19,111)	Ps. 62,687	Ps. 43,576

	Banco Galicia		
	Years ended June 30, 1999		
	SFAS 109 applied to Argentine GAAP balances	SFAS 109 applied to US GAAP adjustments	SFAS 109
Deferred tax assets			
Structured notes	Ps. -	Ps. 30,376	Ps. 30,376
Allowance for loan losses	23,814	10,955	34,769
Liabilities	1,735	-	1,735
Provision for contingencies	8,694	-	8,694
Loss carry forward	802	-	802
Others	13	509	522
Total gross deferred tax assets	35,058	41,840	76,898
Deferred tax liabilities			
Investments	(56,176)	43,824	(12,352)
Depreciation of fixed assets	(20,612)	-	(20,612)
Amortization of intangible assets	(1,258)	11,419	10,161
Total gross deferred tax liabilities	(78,046)	55,243	(22,803)
Net deferred income tax (liability) asset	(42,988)	97,083	54,095

Notes to the Consolidated Financial Statements

For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to Income before income tax, calculated on the basis of U.S. GAAP for the six-month period ended December 31, 2000 and for the three years ended June 30, 2000.

	Grupo Galicia		Banco Galicia					
	Six-month period ended December 31,		Years ended June 30,					
	2000		2000		1999		1998	
Statutory income tax rate		35.0%		35.0%		35.0%		33.0%
Tax provision computed by applying the statutory rate to the income before taxation calculated in accordance with US GAAP	Ps.	50,678	Ps.	80,604	Ps.	67,336	Ps.	27,636
Tax exempt income		(5,884)		(15,257)		(24,921)		(13,729)
Effect of the change in the rate under which temporary Differences will reverse		-		-		904		-
Tax provision in consolidated subsidiaries		-		-		-		4,586
Other		1,698		907		(330)		-
Actual tax provision under U.S. GAAP	Ps.	46,492	Ps.	66,254	Ps.	42,989	Ps.	18,493

Commissions on Loans

Under Argentine Banking GAAP, the Bank does not defer certain loan origination costs relating to credit cards. In accordance with U.S. GAAP under SFAS 91, loan origination fees net of certain direct loan origination costs should be recognized over the life of the loan as an adjustment of yield.

Intangible Assets

Included in organization and development costs of the Bank are costs for compensation and severance payments to Bank employees as part of restructurings. These items are being amortized over 60 months. US GAAP requires that such costs be expensed as incurred.

The Bank amortizes deferred expenses for setting up branches over the related lease agreements, a maximum of 60 months. Subsequent to the year ended June 30, 1999, in accordance with SOP 98-5, effective for fiscal years beginning after December 15, 1998, such start-up costs should be expensed as incurred.

Goodwill recorded on the purchase of credit card companies is being amortized in 10 years for Argentine Banking GAAP purposes. Under US GAAP, a 5 year amortization period was elected to represent the period benefited by the intangible asset in accordance with APB 17.

For the purposes of US GAAP, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such evaluation is based on various analyses including un-discounted cash flow projections.

Under U.S.GAAP the SOP 98-1,effective for fiscal years beginning after December 15,1998, define three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized. Under Argentine GAAP the Bank capitalized costs relating to all three of the stages of software development.

(Expressed in thousands of Argentine pesos, except as noted)

The Group, following the guidelines established by the article 202 of The Argentine Commercial Companies Law, has deducted from the Share Issuance Premiums the organizational costs related to the exchange offer and the issuance of shares conducted in July 2000. Under US GAAP and following the guidelines established by SAB 50, the organizational costs such as legal, printing and other costs related to the exchange offer and the issuance of shares has been considered as an intangible asset and 5 year amortization period was elected to represent the period benefited by the intangible asset. The audit fees related, has been expensed as incurred, in accordance to US GAAP.

Loan Loss Reserves

The Bank's accounting for its loan loss reserve differs in some respects with practices of U.S. based banks. The most significant differences follow:

Loan Charge Offs and Recoveries

The Bank records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. The banking industry practice in the United States is to account for all charge off and recovery activity through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years at December 31, 2000, June 30, 2000 and 1999, amounted to Ps. 112,444, Ps. 113,828 and Ps. 150,644, respectively. Had these loans been charged off, the balance of loans and the allowance for loan losses would decrease by this amount. The Bank's practice does not affect the accompanying statements of income as the Bank's reserve contemplates all losses inherent in those troubled loans.

Impaired Loans

For the purposes of reporting under US GAAP, the Bank adopts Statement of Accounting Standards No. 114, "Accounting for Creditors for Impairment of a Loan" ("SFAS 114") and Statement of financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" ("SFAS 118"). SFAS 114 requires that the carrying value of an impaired loan be generally based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral, if the loan is collateral dependent. Under SFAS 114, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. SFAS 114 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at fair value or the lower of cost or fair value, debt securities, and leases.

The Bank applies SFAS 114 to all commercial loans classified as " With problems", "Insolvency Risks" and "Uncollectible" or commercial loans greater than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps. 200,000 and greater than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps. 200,000 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceeding. For commercial loans under the thresholds described above, the Bank believes the percentages applied under the Central Bank rules result in an allowance on such loans which approximates the amounts under SFAS 114.

(Expressed in thousands of Argentine pesos, except as noted)

In addition the Bank has performed a migration analysis for consumer loans and all performing commercial loans, as detailed in, "Loan loss reserves under U.S. GAAP, in the selected statistical information.

The following information relates to the Bank's impaired loans:

	Grupo Galicia	Banco Galicia	
	Six-month period ended December 31,	Years Ended June 30,	
	2000	2000	1999
Total impaired loans	Ps. 230,174	Ps. 217,565	Ps. 200,028
Average impaired loans during the year	228,527	213,160	207,615
Impaired loans where no additional loan loss allowance has been provided in accordance with FAS 114	133,611	118,536	85,130
Cash payments received for interest on impaired loans, Recognized as income	1,223	1,647	1,729
Allowance for impaired loans under SFAS 114	98,744	93,520	102,157

Government Securities and Other Investments

1. *Investment Securities*

The Argentine Central Bank rules allowed certain government securities to be classified as investment securities carried at cost, adjusted for amortization or accretion of premiums or discounts, plus accrued interest. The requirements of these rules in order to classify those securities as investment securities differ from those established by SFAS No. 115.

The Bank's government securities classified as investment securities are considered as "available for sale" under US GAAP since the Bank does not have the positive intent and ability to hold these securities until maturity. Consequently, the unrealized gains (losses) on these securities, including those under repurchase transactions, amounting to Ps. (58,181), Ps. (58,049), Ps. (125,210) and Ps. (62,772), gross of tax effect of Ps. 20,363, Ps. 20,317, Ps. 43,824, and Ps 20,715, at December 31, 2000, June 30, 2000, 1999 and 1998, respectively, are reported as an adjustment to shareholders' equity under US GAAP.

The gross gain on sales of government securities considered as "available for sale" under U.S. GAAP amounted to Ps.403, Ps. 8,939, Ps. 14,474 and Ps. 18,492 for the six-month period ended December 31, 2000 and for the years ended June 30, 2000, 1999 and 1998, respectively; and the gross losses on sales from government securities classified as "available for sale" under U.S. GAAP amounted to Ps. (1) Ps. (161), Ps.(322) and Ps. (1,349) for the six-month period ended December 31, 2000 and for the years ended June 30, 2000, 1999 and 1998 respectively. Gains and losses were calculated using the specific identification method.

Argentine Banking GAAP provides that only coupon interest rather than the discounts or premiums on purchase can be accrued on available for sale securities as from March 1, 2000. Therefore from March 1, 2000, the cost of the investment includes the purchase price plus the amount of the accrued coupon interest.

(Expressed in thousands of Argentine pesos, except as noted)

For the purposes of U.S. GAAP the Bank continued accreting and amortizing discounts and premiums as a component of its interest income. For U.S. GAAP the cost of the investments continued to be calculated in accordance with the amortized cost basis.

2. *Structured Notes*

During the years ended June 30, 1999 and 1998 the Bank transferred investments from its available-for-sale portfolio in exchange for a structured note. The cash flows receivable on the structured note are linked to the cash flows on the underlying security.

The Bank accounted for this transaction by eliminating the unrealized losses then included in equity and recording the structured note at its face value.

Under US GAAP the above transfer would not qualify as a sale under SFAS 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" because the Bank retains a 100% beneficial interest in the transferred assets. Changes in the market value of the securities transferred will continue to be recognized under SFAS 115.

3. Transfers of Investments

During the year ended June 30, 1998 the Bank has transferred certain investments in its trading portfolio to the available-for-sale category.

The fundamental nature of the Bank's investment philosophy did not change significantly enough to warrant a change in classification for US GAAP purposes. The Bank has continued to account for securities which have been reclassified to the available-for-sale portfolio, as defined under the Argentine Central Bank accounting rules, as trading securities for US GAAP purposes. As a result of this adjustment, the unrealized losses on these securities were charged to income for the years ended June 30, 1999 and 1998.

As at June 30, 2000 the available for sale category had been annulled by the Argentine Central Bank (See note 2.2).

Items in Process of Collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

The Bank's assets and liabilities would be increased by approximately Ps. 867,524 and Ps 645,973 had U.S. GAAP been applied at June 30, 2000 and 1999, respectively. Grupo's assets and liabilities would be increased by approximately Ps. 810,354 had U.S. GAAP been applied at December 31, 2000.

Derivative Instruments

As disclosed in Note 2.12 and Note 30 to these financial statements the Group uses a variety of derivatives in order to manage its market risk and to take advantage of market opportunities. As disclosed in note 2.12 the Bank does not account for these derivaties on a marked to market basis.

Under US GAAP SFAS 133 as amended by SFAS 137 and SFAS 138 was applicable for all fiscal quarters of all fiscal years beginning after June 15, 2000.

(Expressed in thousands of Argentine pesos, except as noted)

SFAS No. 133 establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments in other contracts (collectively referred to as derivatives) and hedging activities. This Statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions, that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

As of December 31, 2000 the Group had not designated any of its derivatives as fair value, cash flow or foreign currency hedges in accordance with the provisions of SFAS 133. Therefore, under the provisions of SFAS 133, the derivatives would be accounted for at fair value in the balance sheet and the unrealized gains and losses on those derivatives would be accounted for in the income statement. For the reconciliation to US GAAP, the Group has recorded an accumulated gain of Ps. 8,288 on its financial statements as of December 31, 2000. This net gain can be broken down between a net gain arising from the cumulative effect of adopting SFAS 133 of Ps.18, 209 as of July 1, 2000 and a net loss of Ps. 9,921 on the revaluation of the derivative financial instruments from July 1, 2000 to December 31, 2000.

Forward Contracts in Foreign Currency

Apart from the valuation differences for derivative financial instruments that have been discussed above the Bank accounts for forward foreign currency contracts by recognizing a receivable and a payable for the currencies for which it will make a gross settlement.

Under SFAS 52 and SFAS 80 applicable for the Group until June 30, 2000 and under SFAS 133 applicable for the Group from July 1, 2000 until December 31, 2000 forward contracts are recorded on a net rather than under a gross basis.

In addition to the adjustment recorded for the purposes of SFAS 133, the Bank's assets and liabilities would be decreased by approximately Ps. 1,195,414, Ps. 1,142,262 and Ps. 544,805 had US GAAP been applied as of December 31, 2000, June 30, 2000 and 1999, respectively.

Repurchase and Reverse Repurchase Agreements

The Bank enters into repurchase and reverse repurchase agreements of financial instruments on a basis different from that required under US GAAP. At the initial transaction date, the Bank records the government securities purchase or sale and records the amount of cash and security to be exchanged in the future as a receivable or payable.

Under US GAAP, for repurchase and reverse repurchase transactions entered into on or prior to January 1, 1998, only the receipt or payment of cash and the related payable or receivable for the borrowing or lending of cash was recorded.

For repurchase and reverse repurchase transactions entered into on or after January 1, 1998, to July 30, 2000 debtors under repurchase agreements reclassify financial assets pledged as collateral in certain circumstances in which the secured party has taken control of these assets. As of December 31, 2000, debtors under repurchase agreements must reclassify financial assets pledged as collateral irrespective of whether the secured party has taken control of the assets. For repurchase and reverse repurchase

(Expressed in thousands of Argentine pesos, except as noted)

transactions entered into on or after January 1, 1998, secured parties must recognize assets received as collateral on the balance sheet only in the case of sale of the collateral or default of the borrower.

The Bank's assets and liabilities would be decreased by approximately Ps.1, 355,465, Ps. 1,078,256 and Ps. 502,292 had US GAAP been applied as of December 31, 2000, June 30, 2000 and 1999, respectively.

Transfers of financial assets

The financial trust "Galtrust I" was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.500 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments. This trust was recorded under Argentine Central Bank rules in the "Other Receivables from Financial Brokerage", account in the financial statements and its balance as of December 31, 2000, was Ps.448 million. The Bank consider this transaction as a sale under US GAAP, following the rules established by FAS 125, and has estimated the result on the sales performed during the six months period ended December 31, 2000. Galtrust I debt securities and certificates are considered as "available for sale" under US GAAP and the unrealized gains (losses) on these securities are reported as an adjustment to shareholders' equity. The retained interests were initially recorded based on their allocated book value based on the fair value allocation method. The fair value of these securities was based on valuation models at the time of the transfer and as of December 31, 2000.

In determining the fair value of the retained interests in the securitization trusts, both at the date of the transfer and at the six months period ended December 31, 2000 the Bank utilized certain significant assumptions. These significant assumptions include:

- Cumulative prepayment rate estimated based on the prepayment history of similar loans. This rate was equivalent to 1,52% as of October 2000 and December 31, 2000.

- As of December 31, 2000, there had been no experience of losses on these loans. The credit risk reflected by the subordination of the C note was taken into account in the discount rate applied by the Bank. The discount rates used as of October 2000 and December 31, 2000 were as follows.

Discount rate for: (a)	**December 31, 2000**	**October 2000**
Galtrust I Class A Certificates	8.5 %	9.5%
Galtrust I Class B Certificates	12.0%	12.6%
Galtrust I Participation Certificates	13.0%	13.0

(a) The rate is based upon the Bank's estimate of comparable rates of discount used in similar rated bonds in Argentina.

The Bank has retained the servicing obligation on these assets for which it is being compensated at a market rate. The loss recorded on the sale of the B certificates equaled Ps. 352. In accordance with US GAAP the balances of theses securities included under Available for Sale at the balance sheet date was Ps.448,082.

(Expressed in thousands of Argentine pesos, except as noted)

Sale-Leaseback Transaction

In May 1995, the Bank entered into a sale-leaseback transaction, recognizing the profit on the sale in the June 30, 1995 income statement. According to SFAS No. 13, as amended, any profit or loss on the sale should generally be deferred and amortized in proportion to the rental payments over the leaseback term. Accordingly, the original was of Ps. 5,617 was being amortized over a term of 31 months.

Acceptances

Under Argentine GAAP, acceptances are accounted for in memorandum accounts. Under US GAAP, third party liability for acceptances should be included in "Other receivables resulting from financial brokerage" representing Bank customers' liabilities on outstanding drafts or bills of exchange that have been accepted by the Bank. Acceptances should be included in "Other liabilities resulting from financial brokerage" representing Bank's liability to remit payment upon the presentation of the accepted drafts or bills of exchange.

The Bank's assets and liabilities would be increased by approximately Ps. 63,357, Ps. 63,042 and Ps. 68,862 had US GAAP been applied as of December 31, 2000, June 30, 2000 and 1999, respectively.

Year 2000

Under Argentine GAAP costs related to the Year 2000 project have been capitalized. Under US GAAP costs relating to the Year 2000 project arising from the modification of existing systems must be expensed as incurred.

Notes to the Consolidated Financial Statements

For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

Consolidated Net Income

	Grupo Galicia		Banco Galicia					
	Six-month period ended December 31,		Years ended June 30,					
	2000		2000		1999		1998	
Net income as stated	Ps.	89,910	Ps.	156,324	Ps.	150,597	Ps.	114,254
Loan origination fees and costs:								
Credit card costs		(65)		166		(482)		(898)
Intangible assets:								
Capitalized costs for compensations to Bank's employees		219		2,207		3,207		599
Amortization of deferred expenses for setting up of branches		2,560		(2,305)		(8,065)		(8,261)
Goodwill amortization		(3,761)		(4,710)		(509)		(725)
Year 2000 costs		682		(7,002)		(3,813)		(1,805)
Software costs		(1,674)		(1,758)		-		-
Loan impairment		5,148		16,126		(14,139)		(9,154)
Profit from sale-leaseback transaction		-		-		-		969
Prior years' adjustment on income taxes		-		-		-		8,124
Derivative Instruments		8,288		-		-		-
Minority interest		(594)		-		-		-
Loss on sale of Galtrust I debt securities		(352)		-		-		-
Amortization of organization costs related to the exchange offer		(2,750)		-		-		-
Transfers of investments		-		-		(6,861)		(17,773)
Accrued interest of available-for-sale securities		(5,191)		(2,978)		-		-
Investment securities deferred tax provision		46		(14,345)		34,662		-
Deferred taxes		5,835		22,317		(5,196)		(15,491)
Approximate net income in accordance with U.S. GAAP	Ps.	98,301	Ps.	164,042	Ps.	149,401	Ps.	69,839
Approximate net income per share in accordance with U.S. GAAP (Note 24)	Ps.	0.096	Ps.	0,140	Ps.	0.128	Ps.	0.060
Average number of shares outstanding (in thousands) (Note 24)		1,023,673		1,171,705		1,171,705		1,171,705
Approximate net income per share in accordance with U.S. GAAP assuming full dilution (Note 24)	Ps.	0.096	Ps.	0.140	Ps.	0.128	Ps.	0.060

Notes to the Consolidated Financial Statements

For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

Consolidated Shareholders' Equity

	Grupo Galicia	Banco Galicia		
	December 31,	Years ended June 30,		
	2000	2000	1999	1998
Shareholders' equity as stated	Ps. 1,320,829	Ps. 1,332,149	Ps 1,210,693	Ps 1,088,645
Loan origination fees and costs	4,265	4,330	4,164	4,646
Capitalized costs for compensations to Bank's employees	(137)	(356)	(2,563)	(5,770)
Amortization of deferred expenses for setting up of branches	(29,809)	(32,369)	(30,064)	(21,999)
Goodwill amortization	(11,411)	(7,650)	(2,940)	(2,431)
Software costs	(3,432)	(1,758)	-	-
Loan impairment	(10,026)	(15,174)	(31,300)	(17,161)
Unrealized appreciation (depreciation) of available-for-sale securities	(58,181)	(58,049)	(125,210)	(62,772)
Structured notes	(57,447)	(60,136)	(86,788)	(42,533)
Derivative Instruments	8,288	-	-	-
Tax effect unrealized appreciation (depreciation) of available for sale Securities	20,363	20,317	43,824	20,715
Tax effect structured notes	20,106	21,047	30,376	14,036
Amortization of organization costs related to the exchange offer	(2,750)	-	-	-
Organization costs related to the exchange offer	11,257	-	-	-
Tax effect organization costs related to the exchange offer	(3,940)	-	-	-
Loss on sale of Galtrust I debt securities	(352)	-	-	-
Unrealized appreciation (depreciation) of Galtrust I securities	(15,209)	-	-	-
Tax effect Galtrust I securities	5,323	-	-	-
Minority interest	7,531	-	-	-
Year 2000 costs	(11,938)	(12,620)	(5,618)	(1,805)
Investment securities deferred tax provision	20,363	20,317	34,662	-
Deferred taxes	8,047	2,212	(20,105)	(14,909)
Approximate consolidated shareholders' equity in accordance with U.S GAAP	Ps 1,221,740	Ps 1,212,260	Ps 1,019,131	Ps 958,662

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

Roll forward Analysis of shareholder's equity under US GAAP at December 31, 2000, June 30, 2000, 1999 and 1998:

Banco Galicia

	Capital Stock	Paid in Capital	Adjustments to Shareholders' Equity	Profit Reserves: Legal	Profit Reserves: Other	Other comprehensive income (loss)	Retained Earnings	Total Shareholders' Equity
Balance at June 30, 1997	Ps. 295,204	Ps. 221,379	Ps. 69,698	Ps. 88,887	Ps. (3,793)	Ps. 16,929	Ps. 194,114	Ps. 882,418
Distribution of retained earnings:								
- Legal reserve	-	-	-	22,245	-	-	(22,245)	-
- Reserve provided by the By-Laws	-	-	-	-	9	-	(9)	-
- Cash dividends	-	-	-	-	-	-	(20,585)	(20,585)
- Stock distributions to Shareholders (55,395,623 shares)	55,396	-	-	-	-	-	(55,396)	-
Increase in capital due to issuance of Shares and conversion of negotiable Bonds	21,342	89,299	-	-	-	-	-	110,641
Unrealized depreciation of available-for-sale securities, net of tax	-	-	-	-	-	(83,651)	-	(83,651)
Net income for the year under US GAAP	-	-	-	-	-	-	69,839	69,839
Balance at June 30, 1998	Ps. 371,942	Ps. 310,678	Ps. 69,698	Ps. 111,132	Ps. (3,784)	Ps. (66,722)	Ps. 165,718	Ps. 958,662
Distribution of retained earnings:								
Legal reserve	-	-	-	24,475	-	-	(24,475)	-
Reserve provided by the By-Laws	-	-	-	-	11	-	(11)	-
Cash dividends	-	-	-	-	-	-	(21,688)	(21,688)
Stock distributions to shareholders (33,474,783 shares)	33,475	-	-	-	-	-	(33,475)	-
Unrealized depreciation of available-for-sale securities, net of tax	-	-	-	-	-	(67,244)	-	(67,244)
Net income for the year under US GAAP	-	-	-	-	-	-	149,401	149,401
Balance at June 30, 1999	405,417	Ps. 310,678	Ps. 69,698	Ps. 135,607	Ps. (3,773)	Ps. (133,966)	Ps. 235,470	Ps. 1,019,131
Distribution of retained earnings:								
- Legal reserve	-	-	-	30,119	-	-	(30,119)	-
- Reserve provided by the By-Laws	-	-	-	-	7	-	(7)	-
- Cash dividends	-	-	-	-	-	-	(34,868)	(34,868)
- Stock distributions to shareholders (63,245,024 shares)	63,245	-	-	-	-	-	(63,245)	-
Unrealized appreciation of available-for-sale securities, net of tax	-	-	-	-	-	63,955	-	63,955
Net income for the year under US GAAP	-	-	-	-	-	-	164,042	164,042
Balance at June 30, 2000	Ps. 468,662	Ps. 310,678	Ps. 69,698	Ps. 165,726	Ps. (3,766)	Ps. (70,011)	Ps. 271,273	Ps. 1,212,260

Grupo Galicia

	Capital Stock	Paid in Capital	Adjustments to Shareholders' Equity	Profit Reserves: Legal	Profit Reserves: Other	Other comprehensive income (loss)	Retained Earnings	Total Shareholders' Equity
Balance at June 30, 2000	Ps. 543,000	Ps. 15,250	Ps. -	Ps. 890	Ps. 18,439	Ps. (35,599)	Ps. 19,974	Ps. 561,954
Capital increase approved by extraordinary meeting of shareholders held on May 16, 2000	549,407	64,001	-	-		(36,144)	(20,263)	557,001
Unrealized appreciation of available-for-sale securities, net of tax and minority interest	-	-	-	-	-	(2,833)	-	(2,833)
Organizational costs related to the exchange offer, net of tax	-	7,317	-	-	-	-	-	7,317
Net income for the period under US GAAP	-	-	-	-	-	-	98,301	98,301
Balance at December 31, 2000	Ps. 1,092,407	Ps. 86,568	Ps. -	Ps. 890	Ps. 18,439	Ps. (74,576)	Ps. 98,012	Ps. 1,221,740

(Expressed in thousands of Argentine pesos, except as noted)

Comprehensive Income

SFAS 130 "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from nonowner sources.

The following disclosure presented for the six-month period ended December 31, 2000 and for the three years ended June 30, 2000, shows all periods restated to conform with SFAS 130.

	Grupo Galicia	Banco Galicia		
	Six-month period ended December 31,	Years ended June 30		
	2000	2000	1999	1998
Income Statement				
Financial Income	Ps 822,987	Ps 1,496,405	Ps 1,262,264	Ps 1,042,865
Financial Expenditure	442,792	776,386	696,551	644,103
Net Financial Income	380,195	720,019	565,713	398,762
Provision for Loan Losses	118,533	233,340	230,177	93,972
Income from Services	234,900	425,436	377,455	301,324
Expenditures from Services	43,683	82,984	83,763	71,703
Administrative Expenses	306,612	621,159	571,025	484,426
Net Income from Financial Brokerage	146,267	207,972	58,203	49,985
Minority interests	(6,902)	298	(10,962)	(1,664)
Miscellaneous Income	40,879	65,227	182,839	61,213
Miscellaneous Losses	(35,451)	(43,201)	(37,690)	(21,202)
Net Income before Income tax	144,793	230,296	192,390	88,332
Income Tax	(46,492)	(66,254)	(42,989)	(18,493)
Net income for the period/year under US GAAP	98,301	164,042	149,401	69,839
Other comprehensive income gain (loss):				
Unrealized gains (losses) on securities	(6,968)	96,791	(106,693)	(124,853)
Tax effect on unrealized gains (losses) on securities	4,135	(32,836)	39,449	41,202
Other comprehensive income gain (loss):	(2,833)	63,955	(67,244)	(83,651)
Comprehensive income	Ps 95,468	Ps 227,997	Ps 82,157	Ps (13,812)

Notes to the Consolidated Financial Statements

For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

40. Parent Company only Financial Statements (unaudited)

The following are the unconsolidated balance sheets of Grupo Financiero Galicia S.A. at December 31, 2001 and December 31, 2000 and the related unconsolidated statements of income, and cash flows for the fiscal year ended December 31, 2001 and the six-month transition period ended December 31, 2000. The presentation of these financial statements is based on the Argentine Central Bank presentation rules.

Balance Sheets (Parent Company only)

	Grupo Galicia	
	December 31,	
	2001	2000
	(Unaudited)	(Unaudited)
ASSETS		
A. Cash and due from banks		
Cash	Ps. 6	Ps. 7
Banks and correspondents	156	5
Other	-	98
	162	110
D. Other receivables resulting from financial brokerage		
Other receivables included in the debtor classification regulations	65.858	67,000
Accrued interest receivable included in the debtor classification regulations	54	927
	65.912	67,927
F. Equity investments in other companies		
In financial institutions	1,312,529	1,243,086
Other	20,210	6,580
	1,332,739	1,249,666
G. Miscellaneous receivables		
Other	981	531
	981	531
H. Fixed assets	553	387
J. Intangible assets		
Goodwill	9,158	2,751
Organization and development expenses	96	90
	9,254	2,841
Total Assets	Ps. 1,409,601	Ps. 1,321,462

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

	Grupo Galicia			
	December 31,			
	2001		2000	
	(Unaudited)		(Unaudited)	
LIABILITIES AND SHAREHOLDERS' EQUITY				
M. Other liabilities resulting from financial brokerage				
Other	Ps.	-	Ps.	102
		-		102
N. Miscellaneous liabilities				
Directors' and Syndics' fees payable		120		91
Other		985		440
		1,105		531
Total Liabilities	Ps.	1,105	Ps.	633
SHAREHOLDERS' EQUITY	Ps.	1,408,496	Ps.	1,320,829
Total Liabilities and Shareholders' Equity	Ps.	1,409,601	Ps.	1,321,462

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

Statements of Income (Parent Company only)

	Grupo Galicia			
	Year ended December 31,		Six-month transition period ended December 31,	
	2001 (Unaudited)		2000 (Unaudited)	
A. Financial income				
Interest income from other receivables resulting from financial brokerage		534		1,436
Net income from government and corporate securities	Ps.	-	Ps.	11
		534		1,447
B. Financial expenses				
Interest expense from other liabilities resulting from financial brokerage		-		2
Others		-		182
	Ps.	-	Ps.	184
Gross brokerage margin		534		1,263
E. Expenses for services				
Commissions		2		1
	Ps.	2	Ps.	1
G. Administrative expenses				
Personnel expenses		936		410
Directors' and syndics' fees		120		91
Other fees		942		157
Advertising and publicity		1		-
Taxes		229		3
Other operating expenses		990		92
Other		170		160
	Ps.	3,388	Ps.	913
Net income from financial brokerage		(2,856)		349
H. Miscellaneous income				
Net income on long term investments		123,898		89,929
Other		424		63
	Ps.	124,322	Ps.	89,992
I. Miscellaneous losses				
Other		1,409		431
	Ps.	1,409	Ps.	431
Net income for the period	Ps.	120,057	Ps.	89,910

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
(Expressed in thousands of Argentine pesos, except as noted)

Statements of Cash Flows (Parent Company Only)

	Grupo Galicia	
	Year ended December 31, 2001 (Unaudited)	Six-month transition period ended December 31, 2000 (Unaudited)
CHANGES IN CASH		
Cash at the beginning of the period	Ps. 110	Ps. 431
Decrease in cash	52	(321)
Cash at end of period	162	110
Cash provided by (used in) operating activities		
Less:		
Operating expenses paid	(3,178)	(1,086)
Plus:		
Other operating income received	5,527	520
Cash provided by (used in) operating activities	2,349	(566)
Other sources of cash		
Increase in short-term debts	-	121
Other sources of cash	2,139	-
Cash dividends	53,344	90,933
Other sources of cash	55,483	91,054
Other uses of cash		
Decrease in short-term debts	(601)	(1,070)
Increase in fixed assets	(124)	(359)
Increase in long-term investments	(24,220)	(11,145)
Dividends paid	(32,390)	-
Other uses of cash	(445)	(78,235)
Total other uses of cash	(57,780)	(90,809)
Decrease in cash/Increase in cash	52	(321)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)



Date: Sept. 17 , 2002

By: /s/ Abel Ayerza
Name: Abel Ayerza
Title: Chief Executive Officer